

Notice of Annual Meeting of *Stockholders*

2025
Proxy
Statement



Making Life Better



**For our
Employees**



**For our
Customers**



**For our
Shareholders**



**For our
Planet**

www.irco.com



525 Harbour Place Drive, Suite 600
Davidson, North Carolina 28036

April 25, 2025

Dear Stockholders:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders of Ingersoll Rand Inc. (the "Annual Meeting") to be held on Thursday, June 12, 2025 at 10:30 a.m., Eastern Time. The Annual Meeting will be held in a virtual meeting format only and will be conducted via live audio webcast. You will be able to attend the Annual Meeting, vote your shares electronically and submit your questions during the meeting via live audio webcast by visiting *www.virtualshareholdermeeting.com/IR2025*. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card if you elected to receive proxy materials by mail. You will not be able to attend the Annual Meeting in person.

Please submit your proxy to have your shares voted promptly, whether or not you plan to attend the Annual Meeting. You may submit your proxy over the Internet, as well as by telephone or by mail. Please review the instructions on the proxy or voting instruction card regarding each of these voting options.

As permitted by the rules of the Securities and Exchange Commission, we are also pleased to be furnishing our proxy materials to stockholders primarily over the Internet. We believe this process expedites stockholders' receipt of the materials, lowers the costs of the Annual Meeting and conserves natural resources. We sent a Notice of Internet Availability of Proxy Materials on or about April 25, 2025, to our stockholders of record at the close of business on April 17, 2025. The notice contains instructions on how to access our Proxy Statement and 2024 Annual Report and vote online. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the Internet, please follow the instructions for requesting such materials included in the notice.

Thank you for your continued support of Ingersoll Rand Inc.

Sincerely,

Vicente Reynal
Chief Executive Officer, President and Chairman of the Board of Directors



Notice of 2025 Annual Meeting of Stockholders



Date and Time
Thursday, June 12, 2025
10:30 a.m. Eastern Time



Virtual Meeting Information
You can attend the Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting, by visiting *www.virtualshareholdermeeting.com/IR2025*. You will need to have your 16-Digit Control Number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) to join the Annual Meeting.



Record date/Stockholder List
April 17, 2025. Only stockholders of record at the close of business on April 17, 2025, are entitled to notice of, and to vote at, the Annual Meeting. Each stockholder of record is entitled to one vote for each share of common stock held at that time. A list of these stockholders will be open for examination by any stockholder for any purpose germane to the Annual Meeting at *www.virtualshareholdermeeting.com/IR2025* when you enter your 16-Digit Control Number and such list will be available during business hours at the Company's corporate headquarters for the ten days preceding the Annual Meeting.

ITEMS OF BUSINESS

2025 PROPOSALS		BOARD VOTE RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
1	Election of the eight directors named in this Proxy Statement and nominated by our board of directors to serve until the 2026 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified.	**FOR**	Page 12
2	Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2025.	**FOR**	Page 31
3	Non-binding vote to approve executive compensation.	**FOR**	Page 34
4	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.		

You have three options for submitting your proxy before the Annual Meeting to have your shares voted at the Annual Meeting:

- Internet, through computer or mobile device such as a tablet or smartphone;

- Telephone; or

- Mail.

Please submit your proxy as soon as possible to record your vote promptly, even if you plan to attend the Annual Meeting via the Internet.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on Thursday, June 12, 2025: The Proxy Statement and 2024 Annual Report to Stockholders, which includes the Annual Report on Form 10-K for the year ended December 31, 2024, are available at *www.proxyvote.com.*

By Order of the Board of Directors,

Andrew Schiesl
Corporate Secretary
April 25, 2025
Davidson, North Carolina

Table of Contents



Web links throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites does not constitute a part of this Proxy Statement.

General Information

WHY AM I BEING PROVIDED WITH THESE MATERIALS?

We first sent a Notice of Internet Availability of Proxy Materials and made these proxy materials available to you via the Internet on or about April 25, 2025 or, upon your request, have delivered printed versions of these proxy materials to you by mail in connection with the solicitation by the Board of Directors (the "Board" or "Board of Directors") of Ingersoll Rand Inc. (the "Company" or "Ingersoll Rand") of proxies to be voted at our Annual Meeting of Stockholders to be held on June 12, 2025 ("Annual Meeting"), and at any postponements or adjournments of the Annual Meeting. Directors, officers and other Company employees also may solicit proxies by telephone or otherwise. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. The Annual Meeting will be a virtual meeting of stockholders. You will be able to attend the Annual Meeting, vote your shares electronically and submit your questions during the meeting via live audio webcast by visiting *www.virtualshareholdermeeting.com/IR2025*. To participate in the meeting, you must have your 16-Digit Control Number included in the Notice, or if you received a printed copy of the proxy materials, in your proxy card or the instructions that accompanied your proxy materials. You will not be able to attend the Annual Meeting in person.

WHAT AM I VOTING ON?

There are three proposals scheduled to be voted on at the Annual Meeting:

1	The election of eight director nominees listed herein (the "Director Election Proposal").
2	Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2025 (the "Ratification Proposal").
3	Approval, in a non-binding advisory vote, of the compensation paid to the named executive officers (the "Say on Pay Proposal").

WHO IS ENTITLED TO VOTE?

Stockholders as of the close of business on April 17, 2025 (the "Record Date") may vote at the Annual Meeting. As of that date, there were 403,447,247 shares of common stock outstanding. You have one vote for each share of common stock held by you as of the Record Date, including shares:

- Held directly in your name as "stockholder of record" (also referred to as "registered stockholder");

- Held for you in an account with a broker, bank or other nominee (shares held in "street name"). Street name holders generally cannot vote their shares directly and instead must instruct the brokerage firm, bank or nominee how to vote their shares; and

WHAT CONSTITUTES A QUORUM?

The holders of record of a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote at the Annual Meeting must be present in person or represented by proxy to constitute a quorum for the Annual Meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by "broker non-votes" that are present and entitled to vote at the Annual Meeting also are counted for purposes of determining a quorum. However, as described below under "How are votes counted?", if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote").

WHAT IS A "BROKER NON-VOTE"?

A broker non-vote occurs when shares held by a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares, (2) the broker lacks the authority to vote the shares at his/her discretion and (3) there is at least one other proposal on the ballot with respect to which the broker has authority to vote the shares at his/her discretion. Under current New York Stock Exchange interpretations that govern broker non-votes, the Director Election Proposal and Say on Pay Proposal are considered non-discretionary matters and a broker will lack the authority to vote shares at his/her discretion on such proposals. The Ratification Proposal, however, is considered a discretionary or "routine" matter and therefore, a broker may exercise his/her discretion to vote for or against that proposal in the absence of your instructions.

HOW MANY VOTES ARE REQUIRED TO APPROVE EACH PROPOSAL?

With respect to the Director Election Proposal, each director nominee is elected at the Annual Meeting by a "majority vote" standard in uncontested elections, which means that for each of the director nominees, the number of shares voted "FOR" must exceed the total number of shares voted "AGAINST" such nominee for director in order to be elected (with "abstentions" and "broker non-votes" not counted as votes cast either "FOR" or "AGAINST" that director's election). There is no cumulative voting. Any incumbent director nominee who fails to receive a majority of the votes cast in an uncontested election shall offer to tender his or her resignation to the Board in accordance with the policies and procedures adopted by the Board from time to time. In accordance with such policies and procedures, the Nominating and Corporate Governance Committee, or such other committee designated by the Board, will make a recommendation to the Board on whether to accept or reject such resignation, or whether other action should be taken, and the Board will act taking into account the Nominating and Corporate Governance Committee's or such other committee's recommendation and publicly disclose its decision within ninety (90) days from the date of the certification of the election results.

With respect to the Ratification Proposal and Say on Pay Proposal, approval requires the affirmative vote of the holders of a majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote on each such proposal, which means that the number of shares voted "FOR" each proposal must exceed the total number of shares voted "AGAINST" or "ABSTAIN" at the Annual Meeting. While these proposals are advisory in nature and non-binding, the Board will review the voting results and will consider the results of the Say on Pay vote when making future decisions regarding executive compensation.

HOW ARE VOTES COUNTED?

With respect to the Director Election Proposal, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each nominee. Abstentions and broker non-votes will have no effect on the outcome of the Director Election Proposal.

With respect to the Ratification Proposal, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will be counted as a vote "AGAINST" the Ratification Proposal. There are no broker non-votes with respect to the Ratification Proposal as brokers are permitted to exercise discretion to vote uninstructed shares on this proposal.

With respect to the Say on Pay Proposal, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will be counted as a vote "AGAINST" the Say on Pay Proposal and broker non-votes will have no effect on the outcome of the Say on Pay Proposal.

If you just sign and submit your proxy card without voting instructions, your shares will be voted "FOR" each director nominee listed herein and "FOR" the Ratification and Say on Pay Proposals, as recommended by the Board and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted upon.

WHO WILL COUNT THE VOTE?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes, and representatives of Carl Hagberg & Associates will act as inspectors of election.

HOW DOES THE BOARD RECOMMEND THAT I VOTE?

Our Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board set forth in the Director Election Proposal.

- "FOR" the Ratification Proposal.

- "FOR" the Say on Pay Proposal.

HOW CAN I ATTEND AND VOTE AT THE VIRTUAL ANNUAL MEETING?

Any stockholder can attend the Annual Meeting live online at *www.virtualshareholdermeeting.com/IR2025*. If you were a stockholder as of the Record Date, you can vote electronically if you attend the Annual Meeting via the Internet. A summary of the information you need to attend the Annual Meeting via the Internet is provided below:

- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/IR2025*;

- Assistance with questions regarding how to attend and participate via the Internet will be provided at *www.virtualshareholdermeeting.com/IR2025* on the day of the Annual Meeting;

- Technical support and assistance will be provided at *www.virtualshareholdermeeting.com/IR2025* on the day of the Annual Meeting and during the Annual Meeting;

- Stockholders may vote and submit questions while attending the Annual Meeting via the Internet; and

- You will need your 16-Digit Control Number to enter the Annual Meeting.

WILL I BE ABLE TO PARTICIPATE IN THE VIRTUAL ANNUAL MEETING ON THE SAME BASIS I WOULD BE ABLE TO PARTICIPATE IN A LIVE ANNUAL MEETING?

The Annual Meeting will be held in a virtual meeting format only and will be conducted via live audio webcast and a replay will be available at https://investors.irco.com/home/default.aspx under "Events & Presentations." The online meeting format for the Annual Meeting will enable full and equal participation by all our stockholders from any place in the world at little to no cost.

We designed the format of the virtual Annual Meeting to ensure that our stockholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. We will take the following steps to ensure such an experience:

- Providing stockholders with the ability to submit appropriate questions real-time via the meeting website, limiting questions to one per stockholder unless time otherwise permits; and

- Answering as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting without discrimination.

We will have technicians ready to assist you with any technical difficulties you may have in accessing the live webcast. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the Annual Meeting. The virtual meeting platform is fully supported across browsers (Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Annual Meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear audio prior to the start of the Annual Meeting.

HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

If you are a stockholder of record, you may have your shares voted by granting a proxy. Specifically, you may submit your proxy:



By Internet
If you have Internet access, you may submit your proxy by going to *www.proxyvote.com* and by following the instructions on how to complete an electronic proxy card. You will need the 16-Digit Control Number included on your Notice or your proxy card in order to vote by Internet.



By Telephone
If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-Digit Control Number included on your Notice or your proxy card in order to vote by telephone.



By Mail
You may submit your proxy by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

If you hold your shares in street name, you may also submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time on June 11, 2025 for the voting of shares held by stockholders of record or held in street name.

Mailed proxy cards with respect to shares held of record or in street name must be received no later than June 11, 2025.

HOW CAN I VOTE THE SHARES I HOLD THROUGH AN EMPLOYEE SAVINGS PLAN?

If you participate in the Ingersoll Rand Retirement Savings Plan, you may give voting instructions to the plan trustee with respect to the shares of our common stock that are associated with your plan account by completing the voting instruction card or email notice you receive. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given instructions by following the instructions provided by the trustee.

The deadline to submit your instructions to the trustee if you hold shares through the Ingersoll Rand Retirement Savings Plan is 11:59 p.m., Eastern Time on June 9, 2025.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE ON OR ABOUT THE SAME TIME?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card or, if you vote by Internet or telephone, vote once for each Notice you receive.

MAY I CHANGE MY VOTE OR REVOKE MY PROXY?

You may change your vote and revoke your proxy at any time prior to the vote at the Annual Meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), by providing a written notice of revocation to the Company's Corporate Secretary at Ingersoll Rand Inc., 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036 prior to your shares being voted, or by attending the Annual Meeting via the Internet and voting. Attendance at the meeting via the Internet will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee following the instructions it has provided.

COULD OTHER MATTERS BE DECIDED AT THE ANNUAL MEETING?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement.

If other matters are properly presented at the Annual Meeting for consideration and you are a stockholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

PROPOSAL ONE:

Election of Directors

Upon the recommendation of the Nominating and Corporate Governance Committee, the full Board of Directors has considered and nominated the following slate of nominees to stand for re-election for a one-year term expiring at the 2026 Annual Meeting of Stockholders or until his or her successor is duly elected and qualified:

NAME	AGE	POSITION
Vicente Reynal	50	Chief Executive Officer, President and Chairman of the Board of Directors
William P. Donnelly	63	Independent Lead Director
Jennifer Hartsock	48	Independent Director
John Humphrey	59	Independent Director
Marc E. Jones	66	Independent Director
JoAnna A. Sohovich	53	Independent Director
Mark P. Stevenson	62	Independent Director
Michelle Swanenburg	58	Independent Director

The biographies and qualifications of the eight director nominees in this Proposal No. 1 are set forth below under the heading "Director Biographies and Qualifications." Mr. Gary D. Forsee and Ms. Kirk E. Arnold, after 18 years and seven years, respectively, of service as a director of Ingersoll Rand (and previously Ingersoll Rand, plc), have decided to retire at the end of their current terms. As such, Mr. Forsee and Ms. Arnold were not nominated for election at this year's Annual Meeting. The Company gratefully acknowledges and thanks Mr. Forsee and Ms. Arnold for their years of service and dedication to our Board.

> **Your Board of Directors recommends that you vote "FOR" the election of each of the Director nominees named above.**

DIRECTOR BIOGRAPHIES AND QUALIFICATIONS

The following information describes the offices held, other business directorships and the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the director nominee should serve as a director.



Vicente **Reynal**

Years of Service: 9

Age: 50

Vicente Reynal has served as our chief executive officer, president and member of our Board of Directors since January 2016. Mr. Reynal was appointed chairman of our Board of Directors in November 2021. Mr. Reynal is responsible for leading the Company and driving its overall growth and profitability as a global supplier of innovative and application-critical flow control products, services and solutions. Mr. Reynal joined Gardner Denver in May 2015 as the president of our Industrials segment. Before joining Gardner Denver, Mr. Reynal spent 11 years at Danaher Corporation, a designer and manufacturer of professional, medical, industrial and commercial products and services, where he served in a progression of senior leadership roles. Prior to joining Danaher, Mr. Reynal served in various operational and executive roles at Thermo Fisher Scientific and AlliedSignal Corp. (which merged with Honeywell, Inc. to become Honeywell International, Inc. in 1999). Mr. Reynal serves on the board of directors for American Airlines. In addition, Mr. Reynal serves on the board of Ownership Works and is an active advocate of broad-based shared ownership programs that make every employee an owner. Mr. Reynal holds a bachelor of science degree in Mechanical Engineering from Georgia Institute of Technology and master of science degrees in both mechanical engineering and technology & policy from Massachusetts Institute of Technology.

Mr. Reynal has more than 25 years of experience in corporate strategy, new product development, general management processes and operations leadership with companies in the industrial, energy and life sciences industries.



William P. **Donnelly**

Years of Service: 8

Age: 63

William P. Donnelly has been a member of our Board of Directors since May 2017 and was appointed Lead Director in November 2021. Mr. Donnelly joined Mettler- Toledo International Inc. in 1997 and from 2014 until his retirement in December 2018, was its executive vice president responsible for finance, investor relations, supply chain and information technology. From 1997 to 2002 and from 2004 to 2014 Mr. Donnelly served as Mettler-Toledo's chief financial officer. From 2002 to 2004, he served as division head of Mettler-Toledo's product inspection and certain lab businesses. From 1993 to 1997, Mr. Donnelly served in various senior financial roles, including chief financial officer, of Elsag Bailey Process Automation, NV and prior to that, he was an auditor with PricewaterhouseCoopers LLP from 1983 to 1993. Mr. Donnelly currently serves as the Chairman of the board of directors of Quanterix Corporation and as a member of the board of directors of T. Rowe Price Group, Inc. Mr. Donnelly received a bachelor of science in business administration from John Carroll University.

Mr. Donnelly has many years of experience with publicly held industrial and life science companies, including as chief financial officer and with leadership roles in strategy and operations and experience with respect to organic growth and product innovation.



Jennifer Hartsock

Years of Service: 2

Age: 48

Jennifer Hartsock joined our Board of Directors in January 2023. Ms. Hartsock is an industry-recognized digital executive with international experience and proven success leading global technology organizations. She currently serves as the chief information and digital officer at Cargill, Inc., a privately held American corporation that provides products, services and insights to food, agriculture, financial and industrial customers in more than 125 countries. Ms. Hartsock manages the company's global technology portfolio, which includes developing and executing technology, digital and data strategies to enable Cargill's key growth priorities. Prior to joining Cargill, Ms. Hartsock served as chief information officer of Baker Hughes. While there, she also led the Digital Technology team that was responsible for delivering digital connectivity of devices and other technologies to enable connected customer solutions. Earlier in her career, she served as chief information officer at Cameron International and spent 17 years with Caterpillar Inc., during which she served as group chief information officer for its Construction Industries segment. Ms. Hartsock holds a bachelor's degree in applied computer science from Illinois State University.

> Ms. Hartsock has significant experience and leadership in digital transformation, which closely aligns with our focus on expanding our product and service innovation in the areas of digitization and IIoT. In addition, her deep understanding of global manufacturing and broad industrial technology experience supports our expansion into sustainable end markets and growth through strategic acquisitions.



John Humphrey

Years of Service: 7

Age: 59

John Humphrey has been a member of our Board of Directors since February 2018. In 2017, Mr. Humphrey retired from Roper Technologies, a company that designs and develops software and engineered products and solutions for healthcare, transportation, food, energy, water, education and other niche markets worldwide. At Roper, he served from 2011 to 2017, as executive vice president and chief financial officer, and from 2006 to 2011, as vice president and chief financial officer. Prior to joining Roper, Mr. Humphrey spent 12 years with Honeywell International, Inc. and its predecessor company, AlliedSignal, in a variety of financial leadership positions. Mr. Humphrey's earlier career included six years with Detroit Diesel Corporation, a manufacturer of heavy-duty engines, in a variety of engineering and manufacturing management positions. He is a member of the board of directors of EnPro Industries, Inc. and O-I Glass, Inc. Mr. Humphrey received a bachelor of science degree in industrial engineering from Purdue University and a master of business administration from the University of Michigan.

> Mr. Humphrey has many years of experience at manufacturing companies and leading inorganic growth, including experience as the chief financial officer and board member of a publicly held company. His experience with respect to inorganic growth closely supports a pillar of our growth strategy.



Marc E. Jones

Years of Service: 6

Age: 66

Marc E. Jones has been a member of our Board of Directors since December 2018. He has served as the chairman, president and chief executive officer of Aeris Communications, Inc., a provider of machine to machine and Internet of Things communications services, since 2008, and as the chairman of Aeris since 2005. Mr. Jones also served as chairman of Visionael Corporation, a network service business software and service provider, from 2004 to 2009 and as president and chief executive officer of Visionael from 1998 to 2004. Prior to joining Visionael, Mr. Jones served as president and chief operating officer of Madge Networks, a supplier of networking hardware, from 1993 to 1997; senior vice president, Integrated System Products at Chips and Technologies, Inc., one of the first fabless semiconductor companies, from 1988 to 1992; and senior vice president, corporate finance at LF Rothschild Unterberg Towbin & Co., a merchant and investment banking firm, from 1986 to 1987. Mr. Jones currently serves on the board of trustees of Stanford University and as the chair of the board of Stanford Healthcare. In addition, he serves on the board of directors of CDW Corporation. Mr. Jones holds both a bachelor of arts in political science and a juris doctor from Stanford University.

> **Mr. Jones has held senior leadership roles, including chief executive officer, at several technology companies and also has experience in senior financial leadership roles and a background in law. His technology background is invaluable as we harness the megatrend of digitization and its impact on our business.**



JoAnna L. Sohovich

Years of Service: 2

Age: 53

JoAnna L. Sohovich joined our Board of Directors in 2023. Ms. Sohovich is the Chair of the Board of Directors for Chamberlain Group, a role she assumed on January 1, 2022 after serving as the Chief Executive Officer of Chamberlain Group from February 2016 until December 31, 2021. Prior to that, from January 2015 to February 2016, she was the Global President, STANLEY Engineered Fastening at Stanley Black & Decker, Inc. where she led a global technology and manufactured goods business. Before being appointed to this position in 2015, she served as Global President, Industrial & Automotive Repair since 2012 and, prior to that, Industrial & Automotive Repair President – North America, Asia and Emerging Regions since 2011, both at Stanley Black & Decker, Inc. From 2001 to 2011, Ms. Sohovich served in several roles of increasing responsibility at Honeywell International, including President, Security & Communications from 2010 to 2011 emphasizing new product development and innovation, Vice President & General Manager, Commercial Building Controls from 2008 to 2010 leading growth initiatives across a broad commercial building controls portfolio, and Integration Leader from 2007 to 2008 resulting in Honeywell's successful acquisition and integration of Maxon Corporation. Ms. Sohovich served as General Manager, Building Controls Field Devices from 2005 to 2007 and Vice President, Six Sigma for Honeywell from 2004 to 2005. Her earlier experience includes plant management, repair and overhaul shop management, quality management and service as an officer in the United States Navy. From 2014 until 2025, Ms. Sohovich also served on the Board of Directors of Barnes Group Inc. and as Chair of the Compensation and Management Development Committee and as a member of the Executive Committee of the Board of Directors for Barnes Group Inc. She received a bachelor of science in economics from the United States Naval Academy and a master of business administration from Santa Clara University.

> **Ms. Sohovich has extensive executive management and leadership experience, broad knowledge of industrial manufacturers, and direct experience in driving digitally focused product innovation and strategic growth initiatives, which experience is relevant to our product and service innovation in the areas of digitization and IIoT.**



Mark P. Stevenson

Years of Service: 3

Age: 62

Mark P. Stevenson joined our Board of Directors in July 2022. Mr. Stevenson currently serves as senior advisor for General Atlantic, a leading global growth equity firm and as a senior partner at Flagship Pioneering, a life sciences venture capital company that invests in biotechnology, life sciences, health and sustainability companies. He is the former executive vice president and chief operating officer of Thermo Fisher Scientific Inc., a Fortune 100 company and world leader in serving science through its life science solutions, analytical instruments, specialty diagnostics and laboratory products and biopharma services. He held this role from 2017 until his retirement in 2022. He joined the company in 2014 as executive vice president and president of Life Sciences Solutions through the acquisition of Life Technologies. Mr. Stevenson previously served as president and chief operating officer of Life Technologies, and president and chief operating officer of Applied Biosystems prior to its merger with Invitrogen Corporation in 2008. He has a master of business administration from Henley Management College, United Kingdom, and a bachelor's degree in chemistry from the University of Reading, United Kingdom.

Mr. Stevenson's experience in leading a growth compounder in sustainable end markets such as life sciences and medical aligns closely with our long-term strategy of expansion in high growth sustainable end markets, and his experience with machine learning systems supports our innovation in the areas of digitalization and IIoT.



Michelle Swanenburg

Years of Service: <1

Age: 58

Michelle Swanenburg joined our Board of Directors in April 2025. Ms. Swanenburg is the Head of Human Resources at T. Rowe Price (NASDAQ: TROW), a premier global asset management organization with total assets under management of $1.61 trillion as of December 31, 2024. She is a member of the firm's Management Committee, the Strategic Operating Committee, the Enterprise Risk Management Committee, the Management Compensation and Development Committee, and the Corporate Strategy Committee. Prior to her current role, which commenced in December 2019, she served as the Head of Human Resources at Oaktree Capital Management for four years. Before joining Oaktree Capital Management, she began her career at T. Rowe Price, holding roles of increasing responsibility in human resources. She earned a bachelor's degree and a master's degree in human resources development from Towson University. She currently serves as a board member for The Waterfront Partnership of Baltimore Inc. and is a member of the President's Advisory Council at Stevenson University.

Ms. Swanenburg's experience in human resources, succession planning, talent acquisition, performance management, and compensation supports our Deploy Talent strategic imperative and the development of our corporate culture and leadership teams.

THE BOARD OF DIRECTORS AND CERTAIN GOVERNANCE MATTERS

Our Board manages or directs the business and affairs of the Company, as provided by Delaware law, and conducts its business through meetings of the Board and four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Sustainability Committee.

Our Board evaluates the Company's corporate governance policies on an ongoing basis with a view towards maintaining the best corporate governance practices in the context of the Company's current business environment and aligning our governance practices closely with the interests of our stockholders.

GOVERNANCE HIGHLIGHTS

We believe our corporate governance aligns with best practices and enhances the rights of our stockholders. We have a declassified Board, a majority voting standard in the election of directors, and no supermajority voting requirements in our Certificate of Incorporation or Third Amended and Restated Bylaws (the "Bylaws"). Our Bylaws also contain a "proxy access" provision which allows eligible stockholders to nominate candidates for election to our Board and include such candidates in our proxy statement and proxy card subject to the terms, conditions, procedures and deadlines set forth in our Bylaws. We believe these governance structures provide our stockholders with a more meaningful voice in various corporate matters.

Furthermore, the Company's Corporate Governance Guidelines provide for the role of Lead Director of the Board in the event that the Chair of the Board is not an independent director, which reflects the Company's continued commitment to enhanced corporate governance best practices. The Lead Director is elected by a plurality vote of the independent directors, or via unanimous vote of the independent directors if via written consent action, and serves until the Board meeting immediately following the third anniversary of appointment, provided, however, the Board may extend such term by any length up to the fifth anniversary of the Board meeting immediately following the appointment. The duties and responsibilities of the Lead Director are set forth in the Company's Corporate Governance Guidelines which is available on our website at www.irco.com under "Investors: Governance: Governance Documents & Charters: Corporate Governance Guidelines."

Additionally, our Sustainability Committee focuses on overseeing and advising the Board on the Company's sustainability strategies and initiatives, including reviewing the overall sustainability, corporate social responsibility, and human capital management strategies, initiatives and goals. We believe that a separate committee focused on these critical topics provides greater oversight and attention than simply having these matters addressed by an existing Board committee.

Our Board and management value the perspective of our stockholders and encourage stockholders to communicate with the Board as described under "—Communications with the Board" below.

COMMUNICATIONS WITH THE BOARD

As described in our Corporate Governance Guidelines, stockholders and other interested parties who wish to communicate with a member or members of the Board, including the chairperson of the Audit, Compensation, Sustainability or Nominating and Corporate Governance Committee or the non-management or independent directors as a group, may do so by addressing such communications or concerns to the Secretary of the Company, 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036.

DIRECTOR INDEPENDENCE AND INDEPENDENCE DETERMINATIONS

Under our Corporate Governance Guidelines and New York Stock Exchange ("NYSE") rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company or any of its subsidiaries.

Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE corporate governance rules for listed companies. Our Corporate Governance Guidelines require our Board of Directors to review the independence of all directors at least annually.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, our Board of Directors will determine, considering all relevant facts and circumstances, whether such relationship is material.

Our Board of Directors has determined that each of Kirk E. Arnold, William P. Donnelly, Gary D. Forsee, Jennifer Hartsock, John Humphrey, Marc E. Jones, Mark P. Stevenson, JoAnna L. Sohovich and Michelle Swanenburg is independent under the guidelines for director independence set forth in the Corporate Governance Guidelines and under all applicable NYSE guidelines, including with respect to committee membership.

Our Board also has determined that each of Messrs. Donnelly, Forsee and Humphrey and Mses. Hartsock and Sohovich is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each of Messrs. Jones and Stevenson and Mses. Arnold, Hartsock and Swanenburg is "independent" for purposes of Section 10C(a)(3) of the Exchange Act.

Additionally, the Board previously determined that (i) Mr. Tony White was also "independent" including with respect to Compensation Committee membership for the portion of the 2024 fiscal year during which he served as a director and (ii) Julie A. Schertell was also "independent" including with respect to Nominating and Corporate Governance Committee and the Sustainability Committee membership for the 2024 fiscal year and until her resignation as a director of the Board in March 2025.

In sum, all of our current members of our Board of Directors have been determined to be independent other than Mr. Reynal, our Chief Executive Officer.

ANNUAL INDEPENDENT BOARD ASSESSMENT

Each year, our Board of Directors and each of its committees conducts an assessment of its performance. This assessment is overseen and facilitated by an independent firm. This independent firm conducts the assessment through a survey process and communicates the results with our Board chair and the chair of each of the committees. The results are then discussed with the full Board of Directors and, if needed, actions are formulated and executed that address any areas of opportunity identified through the assessment.

INCUMBENT DIRECTOR QUALIFICATIONS

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to our Company during their respective term, including the number of meetings attended, level of participation, quality of performance and any relationships and transactions that might impair such directors' independence. In addition, pursuant to our Corporate Governance Guidelines, no person shall be nominated by the Board to serve as a director

after he or she has passed his or her 75th birthday, unless the Board has voted to waive the mandatory retirement age for such director at the time of nomination.

BOARD LEADERSHIP STRUCTURE

Our Board of Directors is led by Mr. Reynal, our Chairman, and Mr. Donnelly our Lead Director. Mr. Reynal serves in a combined role of Chief Executive Officer and Chairman, which provides the significant advantages of our Chairman having extensive experience with the business and ongoing executive responsibility for the Company. We believe these advantages bolster the Company's ability to execute on its strategic imperatives and deliver stockholder value. Consistent with best governance practices, we created the Lead Director role to work closely with our Chairman. This role is held by Mr. Donnelly and is designed to help coordinate the efforts of the independent and non-management directors to ensure objective judgment with respect to sensitive issues involving the management of the Company and, in particular, the performance of senior management. The responsibilities of our Lead Director are outlined in our Corporate Governance Guidelines.

We believe that the combined role of Chief Executive Officer and Chairman, together with our Lead Director role and the other elements of our corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent and effective oversight of our business and affairs that enables appropriate corporate governance. The Board believes that a combined Chairman and Chief Executive role allows the Company to effectively convey its business strategy and core values to shareholders, customers, colleagues, regulators and the public in a single, consistent voice. The Board also recognizes the necessity of having a strong Lead Director with a clearly defined role and set of responsibilities where the Chairman is not independent. Their leadership is supplemented by engaged and expert committee chairs along with independent-minded, skilled and committed directors.

Our Board does not currently have a policy as to whether the role of Chairman and the Chief Executive Officer should be separate and believes that the Company and its stockholders are best served by maintaining the flexibility to determine whether the Chairman and Chief Executive Officer positions should be separated or combined at a given point in time in order to provide appropriate leadership for us at that time given the then-current circumstances. Our Corporate Governance Guidelines provide that, in order to maintain the independent integrity of our Board, if the Chairman of the Board is not an independent director, the Board may appoint an independent director as Lead Director. See "Governance Highlights" above for further discussion of the Lead Director role.

We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions. We also believe it is critically important for our Board to retain flexibility to determine its leadership structure based on the particular composition of the Board, the individuals serving in leadership positions, the needs and opportunities of the Company as they change over time.

BOARD COMMITTEES AND MEETINGS

The following table summarizes the current membership of each of the Board's Committees.

	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	SUSTAINABILITY COMMITTEE
Kirk E. Arnold		Chair		Member
William P. Donnelly	Member		Chair	
Gary D. Forsee	Member			Member
Jennifer Hartsock	Member	Member		
John Humphrey	Chair			Member
Marc E. Jones		Member		Chair
JoAnna L. Sohovich	Member		Member	
Mark P. Stevenson		Member	Member	
Michelle Swanenburg		Member		Member
Number of meetings held in 2024	**4**	**4**	**4**	**3**

● Chair ● Member

All directors are expected to make every effort to attend all meetings of the Board, meetings of the committees of which they are members and the annual meeting of stockholders. During 2024, the Board held six meetings. All current members of the Board nominated for re-election per Proposal No. 1 attended more than 75% (which is the minimum required attendance) of the aggregate of the total number of meetings of the Board (held during the period for which he or she was a director) and the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served). All current directors that were serving at the time of last year's annual meeting attended last year's annual meeting of stockholders.

Audit Committee

Our Audit Committee currently consists of Messrs. Donnelly, Forsee, and Humphrey and Mses. Hartsock and Sohovich, with Mr. Humphrey serving as Chair. All members of the Audit Committee have been determined to be "independent," consistent with our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and audit committees in particular. Our Board has determined that each of the members of the Audit Committee is "financially literate" within the meaning of the listing standards of the NYSE. In addition, our Board has determined that Messrs. Donnelly, Forsee and Humphrey qualify as audit committee financial experts as defined by applicable Securities and Exchange Commission ("SEC") rules. The Board reached its conclusion as to Mr. Donnelly's qualification based on, among other things, Mr. Donnelly's experience as the Chief Financial Officer of Mettler-Toledo International Inc. and as an auditor with PriceWaterhouseCoopers LLP. The Board reached its conclusion as to Mr. Humphrey's qualification based on, among other things, Mr. Humphrey's experience as the Chief Financial Officer of Roper Technologies. The Board reached its conclusion as to Mr. Forsee's qualification based on, among other things, Mr. Forsee's experience as Chief Executive Officer of Sprint Nextel Corporation.

The duties and responsibilities of the Audit Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Audit Committee Charter, and include the following:

- overseeing the adequacy and integrity of our financial statements and our financial reporting disclosure practices;

- overseeing the soundness of our system of internal controls to assure compliance with financial and accounting requirements, our system of disclosure controls and procedures and compliance with ethical standards adopted by the Company;

- retaining and reviewing the qualifications, performance and independence of our independent auditor;

- overseeing our general risk management strategy including its technology security program and guidelines and policies relating to risk assessment and risk management, and management's plan and execution of appropriate risk mitigation strategies which include risk monitoring and controls;

- overseeing our internal audit function;

- reviewing and approving or ratifying all transactions between us and any "Related Persons" (as defined in the federal securities laws and regulations) that are required to be disclosed to Item 404(a) of Regulation S-K promulgated under the Exchange Act; and

- reviewing and discussing with management compliance with our Code of Conduct.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Audit Committee include reviewing and discussing with management and the independent registered public accounting firm our annual audited financial statements and quarterly financial statements prior to inclusion in our Annual Report on Form 10-K or other public dissemination in accordance with applicable rules and regulations of the SEC. The Audit Committee also prepares the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.

The charter of the Audit Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Audit Committee has the authority under its charter to engage independent counsel and other advisors as it deems necessary or advisable.

On behalf of the Board, the Audit Committee plays a key role in the oversight of the Company's risk management policies and procedures. See "Oversight of Risk Management" below.

Compensation Committee

Our Compensation Committee currently consists of Messrs. Jones and Stevenson and Mses. Arnold, Hartsock and Swanenburg, with Ms. Arnold serving as chair. All members of our Compensation Committee have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and compensation committees in particular. Additionally, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

The duties and responsibilities of the Compensation Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Compensation Committee Charter, and include the following:

- establishing and reviewing the overall compensation philosophy of the Company;

- reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer and other executive officers' compensation, including annual performance objectives, if any;

- evaluating the performance of the Chief Executive Officer in light of these corporate goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the annual salary, bonus, equity-based incentives and other benefits, direct and indirect, of the Chief Executive Officer;

- reviewing and approving or making recommendations to the Board on the annual salary, bonus, equity and equity-based incentives and other benefits, direct and indirect, of the other executive officers;

- reviewing and approving, or making recommendations to the Board with respect to incentive-compensation plans and equity-based plans that are subject to the approval of the Board, and overseeing the activities of the individuals responsible for administering those plans;

- reviewing and approving equity compensation plans of the Company that are not otherwise subject to the approval of the Company's stockholders;

- reviewing and making recommendations to the Board, or approving, all equity-based awards, including pursuant to the Company's equity-based plans;

- monitoring compliance by executives with the rules and guidelines of the Company's equity-based plans; and

- overseeing management evaluation and overseeing and approving the management continuity planning process.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Compensation Committee include overseeing the preparation of and recommending the Compensation Discussion and Analysis to the Board for inclusion in our annual proxy statement or Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

The charter of the Compensation Committee permits the committee to delegate any or all of its authority to one or more subcommittees and to delegate to one or more officers of the Company the authority to make awards to any non-Section 16 officer of the Company under the Company's incentive-compensation or other equity-based plan, subject to compliance with the plan and the laws of the state of the Company's jurisdiction. In addition, the Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable.

For a description of our processes and procedures for the determination of executive and director compensation, see the "Compensation Discussion and Analysis" and "Director Compensation in Fiscal 2024—Description of Director Compensation" sections of this Proxy Statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently consists of Messrs. Donnelly and Stevenson and Ms. Sohovich with Mr. Donnelly serving as chair. All members of our Nominating and Corporate Governance Committee have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

The duties and responsibilities of the Nominating and Corporate Governance Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Nominating & Corporate Governance Committee Charter, and include the following:

- identifying and recommending nominees for election to the Board of Directors;

- reviewing the composition and size of the Board of Directors;

- overseeing an annual evaluation of the Board of Directors and each committee;

- regularly reviewing our corporate governance documents, including our Restated Certificate of Incorporation and Bylaws and Corporate Governance Guidelines; and

- recommending members of the Board of Directors to serve on committees of the Board.

The charter of the Nominating and Corporate Governance Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Nominating and Corporate Governance Committee has the authority under its charter to retain outside counsel or other experts as it deems necessary or advisable.

Sustainability Committee

Our Sustainability Committee currently consists of Messrs. Humphrey, Jones and Foresee and Mses. Arnold and Swanenburg, with Mr. Jones serving as chair. All members of our Sustainability Committee have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

The duties and responsibilities of the Sustainability Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Sustainability Committee Charter, and include the following:

- assessing current aspects of the Company's environmental, health and safety policies and performance and making recommendations to the Board of Directors and the management of the Company;

- overseeing and advising the Board of Directors on the Company's sustainability strategies and initiatives, including reviewing the overall sustainability strategy and progress towards achievement of other environmental targets and goals;

- reviewing and approving the Company's annual sustainability report;

- overseeing and advising the Board of Directors on matters impacting corporate social responsibility;

- overseeing and advising the Board of Directors on the Company's public policy management, philanthropic contributions and corporate reputation management;

- overseeing the Company's policies on political contributions and annually reviewing the Company's political contributions and lobbying expenses; and

- overseeing and advising the Board of Directors and management with respect to the Company's belonging and engagement strategies, initiatives and goals.

OVERSIGHT OF RISK MANAGEMENT

The Board has extensive involvement in the oversight of risk management related to us and our business and accomplishes this through oversight and regular reporting by the Audit Committee, the chairman and members of which have experience in overseeing risk management strategy, including risk management related to information and cybersecurity. Directors with experience in cybersecurity and technology play crucial oversight roles for our digital and cybersecurity strategies. The Audit Committee represents the Board in this oversight role by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, surveilling our administrative and financial controls and our compliance with legal and regulatory requirements and reviewing and assessing overall company risk through a formalized enterprise risk management (ERM) program led by the management team as well as overseeing our technology security program. In addition, the Company maintains a reasonable and customary global insurance program including cyber security insurance, which is reviewed by the Audit Committee annually.

Through its quarterly meetings with management, including the finance, legal, and internal audit functions, as part of our ERM program, the Audit Committee reviews and discusses all significant areas of risk. Such review and discussion includes a comprehensive review and assessment of cybersecurity risks, other cyber risks and potential key emerging risks. With respect to cybersecurity, in particular, our cybersecurity team stays abreast of industry trends and best practices with respect to cyber threats, security products and regulatory requirements and is tasked with securing our Information Technology (IT) systems and protecting customer data, intellectual property and privacy data. Additionally, it performs testing of cybersecurity capabilities and engages with third parties to support incident response and penetration testing activities. Our cybersecurity function reports to the office of the Chief Information Officer and provides updates on the status of the Company's cybersecurity risk and cyber risk preparedness that are reviewed with and assessed by the Audit Committee. The Audit Committee receives recurring cybersecurity updates throughout the year and the full Board of Directors receives at least two cybersecurity reports annually.

The Audit Committee also reviews and assesses management's remediation plans with respect to such risks and other relevant mitigating factors and summarizes these discussions for the Board. As part of our ERM program, management reports to the Audit Committee quarterly with respect to all significant areas of risk (including cyber risks and emerging risks), which allows the Audit Committee to closely monitor the Company's developing risk landscape. Our head of internal audit, who is also our Chief Risk Officer, reports directly to the Audit Committee.

In addition to the oversight with respect to overall Company risk management provided by the Audit Committee, the other committees participate in the risk management process. The Compensation Committee considers, and discusses with management, management's assessment of certain risks, including any risks related to succession planning and any risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on us. The Nominating and Corporate Governance Committee oversees and evaluates programs and risks associated with Board organization, membership and structure and corporate governance. The Sustainability Committee assesses current aspects of the Company's environmental, health and safety policies and performance and make recommendations to the Board of Directors and the management of the Company with regard to promoting and maintaining superior standards of performance, including processes to ensure compliance with applicable laws and regulations and programs to manage risks relating to environmental and safety matters, and physical and transition risks arising from climate change.

EXECUTIVE SESSIONS

Executive sessions, which are meetings of independent members of the Board, are regularly scheduled throughout the year. At each of these meetings, Mr. Donnelly, as our independent Lead Director, presides.

BELONGING, ENGAGEMENT AND DEVELOPMENT

Ingersoll Rand is committed to upholding an inclusive and engaging environment where all employees can succeed. Two of our values—"We foster inspired teams" and "We think and act like owners"—drive us to maintain a culture that gives voice and opportunity to all employees and enhances a sense of belonging. We expect everyone to uphold these values with humility, integrity, and respect. We focus on attracting the best talent from all backgrounds, ensuring employees are engaged, have a strong sense of belonging, and have opportunities to develop and grow.

We understand that achieving our objectives requires a continuous focus on talent attraction, retention, engagement and development. By prioritizing these areas, we are confident in our ability to cultivate a workforce that is not only highly skilled but also reflects our global community.

We collaborate with universities, and key industry and professional organizations, such as Disability IN, the Society of Hispanic Professional Engineers, National Black MBA Association and Women in Manufacturing, to recruit early and mid-level talent. These partnerships help us build a strong talent pipeline.

We are dedicated to supporting our employees' growth and development. We provide many development opportunities for early career employees, including global internships, and engineering, marketing, and manufacturing career programs.

We continuously strive to enhance our workforce's technical, professional, and leadership capabilities at every level. Our leadership development programs are designed to promote inclusion as a core development principle and a professional skill. We offer skill-based programs to upskill our manufacturing employees to meet the industry's ever-changing demands. In addition, we successfully deliver an executive-level program called "Lead Like an Owner" to establish the standard of leadership and build succession at the top of the organization. To support the development of our employees, we have various resources and programs in place to facilitate their growth and progress. Our offerings align with our values and strategies, reflected in our competencies. We offer both instructor-led and online learning content globally.

By offering opportunities to learn and grow and an ownership stake in the Company to all employees, we have built one of the most engaged workforces in our industry. In May 2024, our Connections Engagement survey achieved an 88% participation rate, resulting in an engagement score of 81. This places Ingersoll Rand again in the top 10% of manufacturing organizations surveyed according to our survey provider *Glint.* In addition, our survey questions scored above the manufacturing benchmark collected by our engagement survey partner, with our essential employee satisfaction measure ranking two points above the top 10% manufacturing average.

Our continually strong employee engagement is also driven by our ownership mindset and our employees' perspective that Ingersoll Rand is "my company." We provide equity grants to all employees, whether they join as new hires or through acquisition, after one year of service through our Ownership Works equity program.[1] In fact, in 2024, we granted equity to more than 3,800 employees through this program. The value of our total Ownership Works grants, the equity grants we made at the time of the merger of Gardner Denver Holdings, Inc. ("Gardner Denver") with Ingersoll-Rand plc's Industrials business segment (the "Merger") in February 2020, and our IPO equity grants would total close to $1 billion if held through January 31, 2025.[2]

Because of the investments we have made in our employees, we continue to receive external recognition for being a great place to work. Accolades include winning Great Place to Work in the United States and in several Latin American countries.

We feel that the combination of a solid strategy, strong values, and clear expectations, coupled with true employee ownership, provides us with a competitive edge.

COMMITMENT TO SUSTAINABILITY

Guided by our purpose of *Making Life Better*, leading sustainably is central to the work we do at Ingersoll Rand. Our Lead Sustainably strategic imperative includes two key prongs:

- **Grow Sustainably.** We believe that sustainability and growth go hand in hand and see two dimensions of how sustainability can help drive growth. The first is the development of innovative and intrinsically sustainable products and services that deliver efficiency, circularity and safety to customers across all markets and regions. The second is the intentional focus on high-growth, sustainable end markets including food, life science, water and clean energy, which can act as a tailwind to organic growth.

- **Operate Sustainably.** This aspect of Lead Sustainably reflects our unwavering, authentic commitment to run our business in ways that support *Making Life Better* for all of our stakeholders. Our ambitious 2030 and 2050 greenhouse gas emissions, water use, and zero waste to landfill goals that we announced in 2021 show our dedication to doing what is right for our communities and our environment. Ingersoll Rand's near-term and net-zero targets have been validated for Scope 1, 2, and 3 by the SBTi,[3] reinforcing Ingersoll Rand's commitment to both financial growth and sustainable leadership.

To grow sustainably, we focus on improving current products and services and developing new products and services that provide sustainable value to our customers. We also prioritize expansion into high-growth sustainable end markets such as life sciences, food and beverage, water, and clean energy, and are delivering strong results.

---

[1]   Employees must be full-time and have one year of service to be eligible. Not available to employees who participate in the Company's management equity program or where prohibited by local law or regulation or where such grant is required to be bargained for with an employee union unless such grant is agreed to as part of such bargaining.

[2]   Calculated as the January 31, 2025 value of all Ownership Works grants, Merger grants, and IPO grants. Assumes all employees have held the grants through January 31, 2025.

[3]   Details on Ingersoll Rand's validated targets are available on the SBTi dashboard: https://sciencebasedtargets.org/companies-taking-action#dashboard.

Operating sustainably reflects our commitment to *Making Life Better* for our communities and our environment. We continue to receive external recognition for the execution of our sustainability strategy including:

- Ranking #1 globally within the Machinery and Electrical Equipment industry with a top 1% score on the 2024 S&P Global Corporate Sustainability Assessment and inclusion on the S&P Dow Jones Best-in-Class Indices (DJI) for the third year in a row.

- Earning "A List" rating from CDP for our performance in environmental leadership for the second year in a row. The Company stands out among over 22,000 evaluated for its greenhouse gas reduction, sustainable product design, and climate management strategies.

- Maintaining a Regional and Industry Top-Rated status with our consistent low-risk rating from Morningstar Sustainalytics' ESG Risk Ratings, measuring a company's exposure to ESG risk and how well the company is managing that risk.

Ingersoll Rand is on track to meet its 2030, 2034 and 2050 environmental goals, guiding us towards a more sustainable future.

As mentioned above, our Board and management value the perspective of our stockholders and encourage stockholders to communicate with the Board, including with respect to our sustainability initiatives, as described under "—Communications with the Board" above.

COMMITTEE CHARTERS AND CORPORATE GOVERNANCE GUIDELINES

Our commitment to good corporate governance is reflected in our Corporate Governance Guidelines, which describe the Board's views on a wide range of governance topics. These Corporate Governance Guidelines are reviewed from time to time by our Nominating and Corporate Governance Committee and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by the Board.

Our Corporate Governance Guidelines and the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Sustainability Committee and other corporate governance information are available on the Corporate Governance page of the Investors section on our website at *www.irco.com*. Any stockholder also may request them in print, without charge, by contacting the Secretary of the Company, 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036.

CODE OF CONDUCT

The Company has adopted a Code of Conduct that applies to all of the Company's directors, officers (including the principal executive officer, principal financial officer, principal accounting officer, or controller and persons performing similar functions) and employees. The Code of Conduct sets forth our policies and expectations on a number of topics, including conflicts of interest, corporate opportunities, confidentiality, compliance with laws (including insider trading laws), use of our assets and business conduct and fair dealing. This Code of Conduct also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. The Code of Conduct may be found on our website at www.irco.com under Investors: Governance: Governance Documents & Charters: Code of Conduct. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Conduct on our website rather than by filing a Current Report on Form 8-K.

SECURITIES TRADING POLICY; ANTI-HEDGING AND ANTI-PLEDGING POLICY

We have adopted a Securities Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable NYSE listing standards. The Company's Securities Trading Policy prohibits the Company's directors, officers and employees from engaging in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's equity securities. Additionally, directors, officers and employees may not purchase the Company's securities on margin or borrow against any account in which the Company's securities are held or pledge the Company's securities as collateral for a loan. Furthermore, it is also the policy of the Company that it will not engage in transactions in securities of the Company while aware of material non-public information relating to the Company or its securities.

DIRECTOR NOMINATION PROCESS

The Nominating and Corporate Governance Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the Board. In considering candidates for the Board, the Nominating and Corporate Governance Committee also assesses the size, composition and combined expertise of the Board. As the application of these factors involves the exercise of judgment, the Nominating and Corporate Governance Committee does not have a standard set of fixed qualifications that is applicable to all director candidates, although the Nominating and Corporate Governance Committee does at a minimum assess each candidate's strength of character, mature judgment, industry knowledge or experience, his or her independence of thought, and ability to work collegially with the other members of the Board.

In addition, pursuant to the Corporate Governance Guidelines and the Nominating and Corporate Governance Committee charter, the Board endeavors to achieve a Board of Directors that represents a range of experiences in areas that are relevant to the Company's strategy and business. Additionally, as part of any director search process, the Nominating and Corporate Governance Committee and the Board of Directors will consider highly qualified candidates, including women and diverse individuals. The Nominating and Corporate Governance Committee and the Board continuously assess the overall composition of the Board based on various measures of diversity (i.e., experience, qualifications, attributes and skills). Currently, 60% of the Board is comprised of diverse directors.

In identifying prospective director candidates, the Nominating and Corporate Governance Committee may seek referrals from its members, management, stockholders and other sources. The Nominating and Corporate Governance Committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of the Company. The Nominating and Corporate Governance Committee utilizes the same criteria for evaluating candidates regardless of the source of the referral. When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board's effectiveness.

When considering whether the directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Board focused primarily on the information discussed in each of the board member's biographical information set forth under "Director Biographies and Qualifications." Each of the Company's directors possesses high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his or her skills and abilities to aid the long-term interests of the stakeholders of the Company. In addition, our directors are knowledgeable and experienced in one or more business, governmental, or civic endeavors, which further qualifies them for service as members of the Board. A significant number of our directors possess experience in owning and/or managing public and privately held enterprises and are familiar with corporate finance and strategic business planning activities that are unique to publicly traded companies like ours. See the directors' biographical information set forth above for the important characteristics considered by our Board in determining that our directors should serve as directors of the Company.

Since the Company's 2024 Annual Meeting, the Nominating and Corporate Governance Committee evaluated candidates based on the various factors described above and the candidates' qualifications, including each candidate's strength of character, judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially with the other members of the Board. Various candidates interviewed with the Nominating and Corporate Governance Committee and select members of management. Through this process, the Nominating and Corporate Governance Committee received input from directors and stakeholders and identified a number of qualified director candidates who together represented experience in the areas of leadership, human resources, finance, digital connectivity and strategy, international business transactions, and board level strategy.

From these highly qualified candidates, the Nominating and Corporate Governance Committee recommended to the Board that it appoint Ms. Swanenburg as a new director in 2025.

In selecting Ms. Swanenburg as a new director, our Nominating and Corporate Governance Committee considered the skills and experience that would best complement our strategic imperatives and ensure healthy Board refreshment. Specifically, it selected Ms. Swanenburg in light of her extensive experience in supporting succession planning, talent acquisition, performance management, and compensation across the enterprise, which allows her to effectively support our Deploy Talent strategic imperative. The 2025 addition of Ms. Swanenburg, in tandem with the impending retirements of Mr. Forsee and Ms. Arnold, evidences our focus on refreshment, and reduced our average director tenure. Additionally, our Nominating and Corporate

Governance Committee determined that Ms. Swanenburg did not have any arrangements or understandings with any other person pursuant to which she was selected as a director, nor did she have a direct or indirect material interest in any transactions that would require disclosure under Item 404(a) of Regulation S-K at the time of appointment.

In connection with its annual nomination of the full slate of nominees at this year's Annual Meeting, the Nominating and Corporate Governance Committee assessed the contributions of those directors recommended for re-election in keeping with the director evaluation process described above and other identified needs of the Board. This annual director nomination process resulted in the Board's nomination for election at the Annual Meeting of the eight incumbent directors named in Proposal 1 in this Proxy Statement.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Any recommendation submitted to the Secretary of the Company should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, but must include information that would be required under the rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of our directors if elected. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Secretary of the Company, Ingersoll Rand Inc., 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036. All recommendations for nomination received by the Secretary of the Company that satisfy our Bylaw requirements relating to such director nominations will be presented to the Nominating and Corporate Governance Committee for its consideration. Stockholders must also satisfy the notification, timeliness, consent and information requirements set forth in our Bylaws.

Additionally, in 2023, we adopted a "proxy access" bylaw provision which allows eligible stockholders to nominate candidates for election to our Board and include such candidates in our proxy statement and proxy card subject to the terms, conditions, procedures and deadlines set forth in our Bylaws. Our proxy access bylaw provides that holders of at least 3% of our outstanding shares, held by up to 20 stockholders, holding the shares continuously for at least three years, can nominate up to the greater of two directors or 20% of our Board for election at an annual stockholders' meeting.

These requirements are also described under the caption "Stockholder Proposals for the 2026 Annual Meeting."

EXECUTIVE OFFICERS OF THE COMPANY

Set forth below is certain information regarding each of our current executive officers, other than Vicente Reynal, whose biographical information is presented under ''Director Biographies and Qualifications.''



Matt **Emmerich**

Years of Service: 2

Age: 49

Since July 2023, as chief information officer (CIO), Matt Emmerich has led the overall strategy and execution of the company's global technology footprint across technology operations, infrastructure, applications and information security. His leadership is critical to the company's cyber risk management and innovation strategies.

As a proven leader in information technology, Mr. Emmerich has extensive experience driving enterprise transformation, M&A integrations and building diverse, high-performing teams. In addition, he has leadership experience at scale in digital innovation, global market operations and cybersecurity.

Prior to joining Ingersoll Rand in 2023, Mr. Emmerich held senior leadership roles at Polaris, including the CIO, vice president of Global Chief Digital & Information Services and vice president of Service.

Mr. Emmerich received his master of business administration from St. Cloud State University and his bachelor's degree from St. John's University.



Elizabeth M. **Hepding**

Years of Service: 4

Age: 47

Since July 2021, Elizabeth Hepding has served as the senior vice president of corporate development. Prior to that, Ms. Hepding has had more than 20 years of experience in mergers and acquisitions and strategy, most recently as part of the team at PurposeBuilt Brands, Inc. (''PurposeBuilt Brands'') a portfolio of category-leading, efficacy-driven specialty cleaning and disinfection brands, where she served as vice president of corporate development and guided the company's expansion through acquisitions. Prior to joining PurposeBuilt Brands in 2019, Ms. Hepding was senior vice president, strategy and corporate development at Essendant Inc., a leading national distributor of workplace items for six years, where she was responsible for all acquisitions, divestitures and partnerships, as well as enterprise strategy including transformational initiatives. Ms. Hepding began her career in investment banking, spending more than a decade in the industry, primarily at UBS Investment Bank where she held roles of increasing responsibility.

Ms. Hepding received a master of business administration from the University of Chicago Booth School of Business and bachelor's degree from Washington & Lee University.



Kathleen M. **Keene**

Years of Service: 5

Age: 51

Kathleen Keene has served as our senior vice president and chief human resources officer since June 2021. Ms. Keene also has responsibility for the Company's communications function. Ms. Keene joined Ingersoll-Rand plc in 2016 prior to the Merger as director of Human Resources ("HR") for corporate functions and then led a global HR team supporting the company's Fluid Management, Material Handling and Power Tools business units. Prior to her current role, Ms. Keene most recently served as the HR business partner for Ingersoll Rand's global Precision and Science Technologies segment while also leading the North America region HR team. Prior to joining Ingersoll-Rand plc, Ms. Keene started her career with General Electric Company, a multinational conglomerate, and SABIC, a multinational chemical manufacturing company.

> **Ms. Keene holds a bachelor's degree in business administration and management from Pennsylvania State University.**



Vikram **Kini**

Years of Service: 14

Age: 44

Vikram Kini has served as our senior vice president and chief financial officer since June 2020. He joined Gardner Denver as its director of Financial Planning and Analysis in 2011, has served as Gardner Denver's vice president of Investor Relations since 2012, and has held other various finance leadership roles since 2012, including vice president of Financial Planning and Analysis and vice president of Finance, Industrials segment. Prior to joining Gardner Denver, Mr. Kini served in various financial roles with General Electric Company, a multinational conglomerate, and SABIC, a multinational chemical manufacturing company.

> **Mr. Kini holds a bachelor's degree in business administration from Boston University.**



Andrew Schiesl

Years of Service: 12

Age: 53

Since the completion of the Merger, Andrew Schiesl has served as the senior vice president, general counsel, chief compliance officer and secretary of the Company. He leads legal, compliance, and corporate governance, as well as the Company's Environmental, Health and Safety (EHS) and sustainability efforts. Prior to this role, Mr. Schiesl served as vice president, general counsel, chief compliance officer and secretary at Gardner Denver since 2013, and was also responsible for leading human resources at Gardner Denver in addition to Gardner Denver's legal, compliance, governance, communications, EHS, and risk management functions. Previously, Mr. Schiesl served as vice president and general counsel of Quad/Graphics, Inc., a commercial printing business, from 2003 until he joined Gardner Denver. He was also senior counsel at Harley-Davidson, Inc., after beginning his career practicing law with Foley & Lardner LLP in Milwaukee.

> **Mr. Schiesl received a bachelor's degree in political science and history from the University of Wisconsin-Milwaukee and a juris doctor from the University of Pennsylvania School of Law. He holds a master of business administration from the Kellogg School of Management at Northwestern University.**



Michael A. Weatherred

Years of Service: 7

Age: 63

Since the completion of the Merger, Michael A. Weatherred has served as the senior vice president of the Company, leading Ingersoll Rand Execution Excellence (IRX). Since December 2023, he has also had responsibility for Demand Generation Excellence (DGX),

Prior to the Merger, Mr. Weatherred served as vice president of Execution Excellence at Gardner Denver. He joined Gardner Denver in May 2018 as vice president of Gardner Denver Operating Systems. Prior to joining Gardner Denver, Mr. Weatherred served as vice president of Growth in the Danaher Business System Office of Danaher Corporation from 2013 to May 2018. Before that, he spent 12 years at Danaher in its Dental and Product ID platforms in various general management, marketing and strategic account roles. Prior to joining Danaher in 2002, Mr. Weatherred spent time at Honeywell and Black & Decker in various sales, marketing and general management roles.

> **Mr. Weatherred earned a bachelor of science in accounting from Pittsburg State University and a master of business administration from Loyola University.**

PROPOSAL TWO:

Ratification of Independent Registered Public Accounting Firm

The Audit Committee has selected Deloitte & Touche LLP to serve as our independent registered public accounting firm for 2025.

Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting. They also will have the opportunity to make a statement if they desire to do so, and they are expected to be available to respond to appropriate questions.

The shares represented by your proxy will be voted for the ratification of the selection of Deloitte & Touche LLP unless you specify otherwise.

AUDIT AND NON-AUDIT FEES

In connection with the audit of the 2024 financial statements, we entered into an agreement with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP would perform audit services for the Company.

The following table sets forth the aggregate fees for professional services provided by Deloitte & Touche LLP for the audit of our financial statements for the fiscal years ended December 31, 2024 and 2023 and fees billed for other services rendered by Deloitte & Touche LLP for those periods, all of which were approved by the Audit Committee.

	FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)	
	2024 $	2023 $
Fees:		
Audit fees[1]	8,413	7,799
Audit Related fees[2]	2,109	2,546
Tax fees[3]	3,909	3,302
All other fees[4]	120	—
Total	14,551	13,647

1. Audit fees include fees for the annual integrated audit, quarterly reviews, and non-U.S. statutory audits.
2. Audit related fees include fees primarily for business due diligence services related to various acquisitions.
3. Tax fees primarily consist of fees for tax advisory services related to acquisitions and restructurings, but also include fees for income tax, transfer pricing and other required tax filings in non-US jurisdictions.
4. All other fees pertain to advice and recommendations related to the Company's planned adoption of the EU Corporate Sustainability Reporting Directive (CSRD), including European Sustainability Reporting Standards (ESRS) disclosure gap assessment; data, processes and controls; and double materiality assessment.

The Audit Committee pre-approved all the services included in this table. The Audit Committee of the Board considered whether providing the non-audit services included in this table was compatible with maintaining Deloitte & Touche LLP's independence and concluded that it was.

Consistent with SEC policies regarding auditor independence and our Audit Committee's charter, the Audit Committee has responsibility for engaging, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee has established procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm and pre-approves all audit and permitted non-audit services provided by any independent registered public accounting firm prior to each engagement.

> **Your Board of Directors recommends that you vote "FOR" the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for 2025.**

Report of the Audit Committee

The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included in this Proxy Statement under "The Board of Directors and Certain Governance Matters—Board Committees and Meetings—Audit Committee." Under the Audit Committee charter, our management is responsible for the preparation, presentation and integrity of our financial statements, the application of accounting and financial reporting principles and our internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission (the "SEC"). In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm their independence.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC.

Submitted by the Audit Committee of the Company's Board of Directors:

John Humphrey, Chair
William P. Donnelly
Gary D. Forsee
Jennifer Hartsock
JoAnna L. Sohovich

Non-binding Vote to Approve Executive Compensation

The Company is requesting that stockholders vote, on a non-binding basis, to approve the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" and the tabular executive compensation disclosure, including the "Summary Compensation Table" and accompanying narrative disclosure. While the results of the vote are non-binding and advisory in nature, the Board of Directors intends to carefully consider the results of this vote.

As described in "Compensation Discussion and Analysis" section of this Proxy Statement, our executive compensation programs and underlying principles, as developed and administered by the Compensation Committee, are designed to provide competitive pay opportunities to support the attraction and retention of highly qualified executives while promoting our core values. Our executive compensation programs are structured to be consistent with our pay for performance philosophy and utilize performance measures that are intended to align the executive team's incentives with the long-term interests of the Company and its stockholders.

The text of the resolution in respect of Proposal No. 3 is as follows:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis," compensation tables and related narrative discussion, is hereby APPROVED."

In considering their vote, stockholders may wish to review with care the information on our compensation policies and decisions regarding the named executive officers presented in the "Compensation Discussion and Analysis," as well as the discussion regarding the Compensation Committee presented in this Proxy Statement.

> **Your Board of Directors recommends that you vote "FOR" the approval of the compensation paid to our named executive officers.**

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Submitted by the Compensation Committee of the Board of Directors:

Kirk E. Arnold, Chair
Jennifer Hartsock
Marc E. Jones
Mark P. Stevenson
Michelle Swanenburg

Letter From the Compensation Committee

Dear Fellow Stockholders:

As the Compensation Committee (the "Committee") of Ingersoll Rand, we are accountable for fostering a pay-for-performance culture that attracts, motivates and retains outstanding talent. We remain committed to ongoing engagement with our stockholders and providing clear explanations of the Company's executive compensation and talent management programs.

We have made concerted efforts to communicate with stockholders regarding our executive compensation program. We have maintained this dialogue via stockholder engagement on an ongoing basis to be sure we consider any feedback we receive with respect to the design of our program. We regularly review the compensation program to ensure it aligns with our strategy and follows corporate governance best practices.

Our objective is to motivate and retain our management team in an effective manner that ensures alignment with stockholder value creation. Fiscal 2024 was another successful year for Ingersoll Rand, during which we executed against a wide range of strategic goals and delivered strong financial results yielding stockholder returns of 17%. During 2024, approximately $5 billion in incremental stockholder value was created. This was in addition to the more than $17 billion created since the Merger, and the $1.6 billion returned to stockholders since the Merger through share repurchases and dividends. These accomplishments were achieved by leveraging our unique ownership-driven culture to focus on our customers as well as our communities and planet.

At our 2024 Annual Meeting of Stockholders, 95% of votes were cast in favor of our "Say-on-Pay" resolution. We believe this strong support is a direct result of our commitment to a pay-for-performance philosophy as well as our stockholder engagement efforts, and emphasizes the importance of ongoing, proactive stockholder outreach.

We would like to extend our sincere thanks to the stockholders with whom we spoke for their insights and support, and we look forward to continuing our open dialogue. We hope that after reviewing the following materials, you will vote in favor of our executive compensation program at our 2025 Annual Meeting of Stockholders.

Sincerely,

Ingersoll Rand Compensation Committee



Kirk Arnold

Chair of the
Compensation Committee



Jennifer Hartsock

Independent
Director



Marc E. Jones

Independent
Director



Mark Stevenson

Independent
Director



Michelle Swanenburg

Independent
Director

STOCKHOLDER OUTREACH AND ENGAGEMENT; "SAY ON PAY" RESULT

Ingersoll Rand values our stockholders' perspectives, and each year proactively interacts with investors through numerous engagement activities including our annual stockholder meeting, quarterly earnings calls, and various investor conferences.

Throughout 2024, management proactively engaged directly with 92 of our stockholders with actively managed funds, discussing a broad array of topics, including executive compensation. These meetings represented approximately 85% of our stockholders with actively managed funds, and 60% of our total stockholder base. These engagements were through quarterly business updates, non-deal roadshows and investor meetings, and resulted in over 1,100 individual investor touchpoints where we were able to communicate the Company's strategy and long-term objectives and receive feedback from our stockholders. Also in 2024, our Lead Director, Committee chair and certain members of management reached out to 40 of our top stockholders representing 75% of our shares, which resulted in meetings with 13 of our largest stockholders representing 36% of outstanding shares.

In general, our stockholders communicated to us during these engagements that they were pleased with our executive compensation program and preferred to focus on other topics such as business strategy, organic and inorganic growth, overall governance, and succession planning. This feedback is consistent with the 95% support that we received at the Company's 2024 Annual Meeting for our "Say-on-Pay" proposal.

Our stockholder engagement efforts reflect the importance we place on ongoing, proactive stockholder outreach. We appreciate our stockholders taking the time to provide us with their insights.

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

The Committee's overarching objective is to utilize the executive compensation program to recruit, motivate, develop and retain talent. This objective has yielded industry-leading products and services and has created superior financial and stock price performance for our stockholders.

2024 Business Highlights

We are led by our purpose—*Making Life Better*—and drive differentiated performance through our value creation formula, which we refer to as our Economic Growth Engine. Our growth engine is key to our financial durability and outlines our strategy to compound results by harnessing megatrends and executing on our key organic and inorganic growth enablers by leveraging our unique ownership mindset and Ingersoll Rand Execution Excellence (IRX)^{TM}. In other words, the Economic Growth Engine is the set of actions and priorities we utilize to compound value and drive long-term value for our Company.

Our Economic Growth Engine



Megatrends
Sustainability
Digitization
Quality of Life
Organic Growth Enablers
Mid-Single Digits
Demand Generation
IIoT
Product and Service Innovation
Inorganic Growth Enablers
Mid-Single Digits
Product and Service M&A
Technology Investments
Quality of Earnings
~ 100 bps/yr
Aftermarket
Price
i2V
x
High Performance Execution Process
Ownership Mindset
INGERSOLL RAND IRX EXECUTION EXCELLENCE
Our Competitive Differentiator
=
Premier Growth Compounder
Double Digit Earnings Growth
~20% Free Cash Flow Margin

We delivered another successful year in 2024. A few key highlights include:

RECORD				
ORDERS OF	REVENUES OF	ADJUSTED EBITDA OF	ADJUSTED EPS OF	FREE CASH FLOW OF
$7,106M	$7,235M	$2,018M	$3.29	$1,248M[3]
UP 4% OVER 2023	UP 5% OVER 2023	UP 13% OVER 2023, with a margin of 27.9%, which was a 190 basis point expansion year-over-year, and incremental margin of 64%[1]	UP 11% OVER 2023[2]	

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1. Adjusted EBITDA is a non-GAAP metric and represents net income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. For a reconciliation of Adjusted EBITDA to Net Income, see Annex A to this Proxy Statement. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of Total Revenue.

2. Adjusted EPS is a non-GAAP metric that represents Adjusted Net Income divided by the number of outstanding shares. Adjusted Net Income is defined as net income including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions. For a reconciliation of Adjusted Net Income to Net Income, see Annex A to this Proxy Statement.

3. Free Cash Flow is a non-GAAP metric and represents cash flows from operating activities less capital expenditures. For a reconciliation of Free Cash Flows to cash flows from operating activities, see Annex A to this Proxy Statement.

Since our 2019 IPO, our stock price has increased ~167% through December 31, 2024, and TSR performance relative to proxy peers, the S&P 500 and the S&P 500 Industrials through year-end 2024 has been industry-leading:

Ingersoll Rand's TSR Performance[1]

PERIOD	INGERSOLL RAND	PROXY PEER MEDIAN	S&P 500	S&P 500 INDUSTRIALS
1 Year	17%	1%	23%	16%
3 Year	47%	0%	23%	25%
5 Year	148%	56%	82%	62%

1. Source: S&P CapitalIQ.

Our incentive plans motivated our executive team and yielded very strong operating and stock price performance in 2024 and in the 2022-2024 PSU period. For the 2024 Management Incentive Plan ("MIP"), our performance yielded a 100% payout and our PSUS paid out at 200%. Separate analysis by our compensation consultant also demonstrated strong pay for performance alignment. In addition, our 2024 performance was led by the hard work and dedication of our more than 21,000 employees whose ownership mindset drives our Company forward as they live our purpose of *Making Life Better* each and every day.

Our employees created tangible value for stockholders that goes beyond these financial highlights. The following are just some of the significant accomplishments we achieved across each of our five strategic imperatives:



DEPLOY TALENT

In 2024, we continued our Ownership Works equity program that allows every one of our employees to become an owner – whether they join us as new hires or via acquisition - and made equity grants to approximately **3,900** new employees.[1] Including our two landmark all-employee equity grants at the time of our initial public offering and the Merger, we have granted equity to more than 25,000 employees since May of 2017. Incredibly, the value of the common stock granted to employees through these grants has appreciated from $300 million to approximately $1 billion in value as of January 31, 2025.[2] We can see the results of the power of ownership through our employee engagement – for the third year in a row we have ranked in the top 10% of manufacturing organizations in overall employee engagement. Our highest score when compared to industry benchmarks was employee empowerment, reinforcing how our ownership mindset bolsters employee engagement. Our Great Place to Work certifications in six countries, as well as country-specific HR awards, further acknowledge the value of investing in our people.



ACCELERATE GROWTH

As a premier growth compounder, we place a strong emphasis on organic and inorganic revenue growth as well as earnings growth. Our Economic Growth Engine is grounded in the megatrends of digitization, sustainability and energy efficiency, and quality of life and driven by our strategic organic growth enablers: demand generation, Industrial Internet of Things (IIoT) and product and service innovation. Our commitment to product and service innovation led to our announcement in 2023 of an ambitious goal to deliver $1 billion in recurring revenue by 2027 through delivering world-class service and parts experiences to our customers. We have made great progress toward this goal in 2024 through offerings such as our PackageCARE™ long term service agreements and our Ecoplant™ advanced controls platform that integrates compressed air systems to increase energy efficiency and reduce downtime. This focus on accelerating growth helped drive not just record revenues in 2024, but also Adjusted EBITDA growth of 13% and Adjusted Diluted EPS growth of 11% over 2023[3], continuing us on the path of our goal to consistently compound earnings by double-digits each year.



LEAD SUSTAINABLY

Sustainability is one of the key megatrends that we believe will help drive our future growth as we (i) supply our customers with energy efficient products that help them achieve their scope 1 and 2 GHG reduction goals and (ii) focus our innovation efforts on developing intrinsically sustainable products and services and supporting customers in high-growth, sustainable markets. In 2024, we set an ambitious goal for Ingersoll Rand customers to reduce or avoid 1 billion metric tons of carbon dioxide equivalent (CO_2e) in their Scope 2 emissions through the use of our products and services by 2040.[4] In addition, we are committed to making our own operations more efficient and are proud to have been included on the Dow Jones Sustainability World Index and Dow Jones Sustainability Index for North America for the third year in a row based on our score on the 2024 S&P Global Corporate Sustainability Assessment.[5] We also maintained our low-risk rating from Sustainalytics, with a top 1% performance in our industry and top 3% among all rated companies.[6] Most importantly, we continue to prioritize employee safety – where our performance meets world class standards and is 72% better than the industrial manufacturing average.[7]



EXPAND MARGINS

Margin expansion is a key element of our Economic Growth Engine and economic durability. We improved the Company's Adjusted EBITDA margin 640 basis points in the last four years, including an improvement of 190 basis points in 2024 alone, for an average annual improvement of over 160 basis points.[8] This exceeds our long-term commitment of 100 bps of margin growth each year.[9]



ALLOCATE CAPITAL EFFECTIVELY

We continued to execute our comprehensive capital allocation strategy designed to drive long-term value creation and compound stockholder returns. The foundation of our strategy remains a focus on mergers and acquisitions and we deployed approximately $3 billion in 18 acquisitions in 2024, which we expect to generate over $625 million in annualized revenue, well ahead of our long-term commitment,[10] and expand our addressable market by approximately $10 billion.[11] Importantly, our acquisition decisions remain disciplined with these 18 companies being acquired at less than a 14x Adjusted EBITDA purchase multiple (and less than a 10x multiple excluding the acquisition of ILC Dover).[12] In 2024, we also continued the transformation of our debt portfolio to a fully unsecured investment grade profile and were upgraded one notch by all three rating agencies, with ratings of BBB/BBB/Baa2 from S&P, Fitch, and Moody's, respectively. Finally, we returned $293 million to stockholders in 2024 through share repurchases and dividends.

---

1   Employees must be full time and have one year of service to be eligible. Not available to employees where prohibited by local law or regulation or where such grant is required to be bargained for with an employee union unless such grant is agreed to as part of such bargaining.

2   Represents the value of all Ownership Works grants, Merger grants, and IPO grants at their respective grant dates through January 31, 2025. Increase calculated as the increase in value of all Ownership Works grants, Merger grants, and IPO grants from their respective grant date through January 31, 2025. Assumes all employees have held the grants as of January 31, 2025.

3   Adjusted EBITDA and Adjusted Diluted EPS are non-GAAP metrics. See Annex A to this Proxy Statement for definitions and reconciliations to corresponding GAAP metrics of net income and net income per share, respectively.

4   Utilizes a 2020 baseline and a calculation methodology comprised of three primary inputs: (1) Ingersoll Rand's Scope 3 (Category 11 – use of sold products) data is utilized to capture emissions reduced or avoided on a product portfolio intensity basis, (2) the estimated kWh savings from Air Assessments; and (3) the estimated kWh savings from Ecoplant users. The average savings from Air Assessments and Ecoplant were utilized in conjunction with projected growth in these product and service offerings to determine their respective total emissions reduced or avoided by 2040.

5   Ingersoll Rand ranked first in the world within the IEQ Machinery and Electrical Equipment industry with a top 1% score on the 2024 S&P Global Corporate Sustainability Assessment and was included on the Dow Jones Best-in-Class Indices for the third year in a row. Receipt of an S&P Global ESG Score does not represent a sponsorship, endorsement or recommendation on the part of S&P Global to buy, sell or hold any security and a decision to invest in any subject company should not be made based on the receipt of any such note.

6   As of November 1, 2024, Ingersoll Rand received an ESG Risk Rating of 10.6 from Morningstar Sustainalytics, ranking it first in the Machinery industry group, which places it in the 1st percentile for its industry. This risk rating also places Ingersoll Rand in the 6th percentile of all companies rated by Morningstar Sustainalytics. This risk rating is based on information and data developed by Sustainalytics and is proprietary to Sustainalytics and/or its third-party suppliers and is provided for informational purposes only. The risk rating does not constitute an endorsement of any product or project, nor an investment advice, and the information upon which it is based is not warranted to be complete, timely, accurate or suitable for a particular purpose. The use of the risk rating is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers. In no event shall this risk rating be construed as investment advice or expert opinion as defined by any applicable legislation or otherwise.

7   World class is defined as the top quartile of manufacturing companies with >1,000 employees per U.S. Bureau of Labor Statistics (2021). Average Total Recordable Incident Rate (TRIR) for all Industrial Machinery Manufacturing companies in 2023 (most recent data available) was 1.9 according to the U.S. Bureau of Labor Statistics.

8   Adjusted EBITDA Margin is a non-GAAP metric and represents Adjusted EBITDA as a percentage of total revenue. For a reconciliation of Adjusted EBITDA Margin, see Annex A to this Proxy Statement. Comparison to 2020 is based on Supplemental Adjusted EBITDA Margin.

9   Our long-term commitment defined in our 2023 Investor Day presentation published on November 30, 2023.

10   Estimated 2024 revenue for the 18 acquisitions acquired in 2024 assuming a January 1, 2024 close date.

11   Management estimate.

12   Calculated as the weighted average purchase multiple for business acquired in 2024.

In summary, our purpose-led culture, our engaged employee-owners, and the power of execution excellence through IRX leveraged our Economic Growth Engine to not only drive a high level of performance in 2024, but also to compound stockholder value creation year-over-year.

Executive Compensation Philosophy

This Compensation Discussion and Analysis ("CD&A") outlines our executive compensation philosophy and objectives, describes the elements of our executive compensation program, and explains how the Committee arrived at its compensation decisions for our 2024 named executive officers ("NEOs") listed below:

NAMED EXECUTIVE OFFICERS	TITLE
Vicente Reynal	Chairman, President and Chief Executive Officer ("CEO")
Vikram Kini	Senior Vice President and Chief Financial Officer ("CFO")
Michael Weatherred	Senior Vice President, IR Execution Excellence (IRX), Business and Commercial Excellence
Andrew Schiesl	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary
Kathleen Keene	Senior Vice President, Chief Human Resources Officer

Our executive compensation philosophy is centered on two key tenets and grounded in the following principles:

Key Tenets



Building long-term value for stockholders



Driving employee engagement and retention

Grounding Principles

Attraction and Retention

Enable the Company to attract and retain highly-talented people with exceptional leadership capabilities



Stockholder Alignment

Deliver majority of compensation through pay elements that are designed to create long-term value for our stockholders, as well as foster a culture of ownership.



Competitiveness

Provide total compensation opportunity levels that are competitive with those being offered to individuals holding comparable positions at other companies with which we compete for business and leadership talent.



Pay for Performance

Ensure that a significant portion of an executive's total compensation is variable ("at risk") and dependent upon the attainment of certain specific and measurable business performance objectives.



Compensation Elements

Our compensation philosophy is targeted to award executives appropriately for individual and Company performance. The Committee places more emphasis on pay that is performance-based and "at-risk" and believes pay mix should be more heavily weighted toward long-term incentives to ensure retention and alignment with stockholders and enforce the ownership culture that has been a critical component of the Company's success. In general, when the Committee considers target compensation relative to market for its NEOs, it considers experience, tenure and individual performance when determining individual positioning relative to the market.

ELEMENT	PRIMARY OBJECTIVES
Base Salary	Provides fixed compensation to mitigate inappropriate risk-taking to maximize variable pay and allow a reasonable standard of living relative to peers
Annual Cash Incentives	Significant component of executive compensation intended to provide pay differentiation for those that drive strong performance needed to meet challenging annual targets
Long-term Incentives	Most significant component of executive compensation; supports retention and engagement while directly aligning to stockholder value

The charts below illustrate that a majority of NEO annual target total direct compensation ("TDC") is performance-based. For our CEO, 89% of TDC is at risk with the vast majority delivered through long-term incentives. For our other NEOs, on average, at-risk compensation represents 75% of TDC.

CEO Target Compensation Mix



89% Variable

89% Incentive-Based

11% Salary

17% Target MIP

36% Target LTI PSUs

18% Target LTI SO

18% Target LTI RSUs

Other NEO Average Target Compensation Mix



75% Variable

75% Incentive-Based

25% Salary

19% Target MIP

28% Target LTI PSUs

14% Target LTI SO

14% Target LTI RSUs

Compensation Governance Practices and Policies

The Committee has adopted the following practices and policies reflecting what it believes to be a best practices approach to executive compensation.

WHAT WE DO	WHAT WE DON'T DO
✓ Significant Portion of Pay Focused on Long-Term Value Creation	✖ No Guaranteed Bonuses
✓ 50% of Annual Long-Term Incentive Compensation in Performance-Vesting Equity Awards	✖ No Tax Gross-Ups in Connection with Change-in-Control Severance
✓ Incentive Plan Goals Aligned with Stockholder Interests	✖ No Executive Pensions
✓ Minimum one-year vesting on all equity awards	✖ No Fixed-Term Employment Agreements
✓ Market-Leading Stock Ownership and Retention Guidelines	✖ No Stock Option Repricing
✓ Capped Incentive Opportunities	✖ No Hedging or Pledging of Company Stock
✓ Mitigation of Risk Through Compensation Risk Assessments	
✓ Incentive Compensation Clawback Policy	
✓ Independent Compensation Consultant	

2024 EXECUTIVE COMPENSATION PROGRAM IN DETAIL

2024 Executive Compensation Decisions

The following table reflects NEO target compensation in 2024:

NAME/TITLE	ANNUAL SALARY			2024 MIP TARGET		LTI TARGET GRANT VALUE	TARGET TDC
	12/31/23	12/31/24	% CHANGE	AS % OF SALARY	VALUE		
Vicente Reynal, Pres. & CEO	$1,144,000	$1,144,000	0%	150%	$1,716,000	$7,500,000	$10,360,000
Vikram Kini, SVP & CFO	$ 625,000	$ 655,000	5%	85%	$ 556,750	$1,950,000	$ 3,161,750
Michael Weatherred, SVP, Ingersoll Rand Execution Excellence (IRX), Business and Commercial Excellence	$ 460,000	$ 496,000	8%	75%	$ 372,000	$1,100,000	$ 1,968,000
Andrew Schiesl, GC & CCO (Compliance) & Sec.	$ 520,000	$ 535,000	3%	75%	$ 401,250	$1,175,000	$ 2,111,250
Kathleen Keene, SVP, Chief Human Resource Officer	$ 400,000	$ 432,000	8%	65%	$ 280,800	$ 650,000	$ 1,362,800

Base Salary

In assessing potential adjustments to compensation for its NEOs, the Committee considers each executive's positioning relative to the market data provided by its independent compensation consultant, as well as other factors such as individual performance, historical compensation adjustments, tenure and succession.

Base salary is the only fixed component of NEO cash compensation. An NEO's base salary is commensurate with the individual's level of responsibility and provides them with a level of predictable and stable cash income. The Committee believes that base salaries for executives should reflect competitive levels of pay and factors unique to each executive such as experience and breadth of responsibilities, performance, individual skill set, time in the role and internal pay parity. Base salaries are reviewed annually or at other times when appropriate (for example, promotions, changes in job scope and/or responsibilities, etc.) and may be increased from time to time pursuant to such review. Except for our CEO, who did not receive a base salary increase, all NEOs received a base salary increase in 2024 to keep compensation competitive with market medians and our compensation philosophy.

Annual Cash Bonus Opportunity

To tie a significant portion of their annual cash compensation to actual performance, each NEO is eligible for an annual cash bonus award under our Management Incentive Plan (MIP) based on the achievement of our financial goals for the Company and their respective business units against preset goals.

The MIP pays out to participants based on levels of performance against preset goals for financial metrics established by the Committee. To be eligible for a payout, a participant must be employed by the Company through the payment date or have an Approved Retirement (as defined below under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control—Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control") on or after the end of the year but before the payment date.

A target annual bonus opportunity, expressed as a percentage of an NEO's base salary rate at year-end, is established annually and may be adjusted from time to time by the Committee in connection with a NEO's promotion or performance. None of NEOs received an increase in their target annual bonus opportunity in 2024.

2024 Performance Measures

For 2024, annual cash bonus awards for Corporate NEOs (Messrs. Reynal, Kini, Weatherred and Schiesl, and Ms. Keene) were based on the achievement of overall corporate performance relative to Adjusted EPS and Free Cash Flow goals.

The following tables detail the MIP targets and resulting payout levels associated with a corresponding performance level against the Adjusted EBITDA and Free Cash Flow targets for our NEOs who received a payout under the MIP plan. The payout percentage for performance between such levels is determined on a linear basis.

2024 MIP STRUCTURE PROGRAM PAYOUT

CORPORATE METRICS	METRIC WEIGHTING	THRESHOLD 50% PAYOUT	TARGET 100% PAYOUT	MAXIMUM 200% PAYOUT	ACTUAL RESULT	WEIGHTED PAYOUT[1]
Adjusted EPS	75%	$ 2.95	$ 3.28	$ 3.60	$ 3.39	105%
Free Cash Flow[2]	25%	$1,158	$1,287	$1,413	$1,247	85%
Total Weighting	100%					

1   Linear Interpolation between points.

2   Free Cash Flow targets expressed in millions.

The Committee did not apply any adjustments to the calculated results for NEOs under the MIP in 2024.

The actual calculated MIP payout for our NEOs resulted in a formulaic payout factor of 100% of target.

The following table sets forth our actual payout percentage with respect to each performance metric applicable to our NEOs and illustrates the annual cash incentive awards payable to our NEOs under the 2024 MIP in light of these performance results.

NEO	TARGET MIP AMOUNT $	ADJUSTED EPS (75%) 2024 % OF TGT ACHIEVED	WEIGHTED PAYOUT %	FREE CASH FLOW (25%) 2024 % OF TGT ACHIEVED	WEIGHTED PAYOUT %	CALC'D PAYOUT FACTOR	APPROVED PAYOUT FACTOR	2024 MIP PAYOUT $
Vicente Reynal	1,716,000	101%	79%	97%	21%	100%	100%	1,716,000
Vikram Kini	556,750	101%	79%	97%	21%	100%	100%	556,750
Michael Weatherred	372,000	101%	79%	97%	21%	100%	100%	372,000
Andrew Schiesl	401,250	101%	79%	97%	21%	100%	100%	401,250
Kathleen Keene	280,800	101%	79%	97%	21%	100%	100%	280,800

Long-Term Equity Incentive Awards

2024 Annual PSU, RSU and Stock Option Awards

Our long-term incentive awards, established through the Company's Amended and Restated 2017 Omnibus Incentive Plan (as amended by the First Amendment, dated April 27, 2021, the "2017 Omnibus Incentive Plan"), are intended to drive executives to deliver strong stock performance, align our executives' compensation with long-term value creation, and to attract and retain highly qualified executives. The details of these awards are as follows:

- **50% in Performance Stock Units (PSUs).** The PSUs have a 3-year performance period that runs from January 1, 2024 through December 31, 2026 (the "Performance Period") with vesting based on Relative TSR vs. the S&P 500 Industrials as follows:

  - Threshold Performance: 35th percentile ranking vs. index = 50% payout

  - Target Performance: 55th percentile ranking vs. index = 100% payout

  - Superior Performance: 75th (or greater) percentile ranking vs. index = 200% payout (capped)

To ensure better alignment of payouts with stockholder value creation, even if relative performance would have resulted in a payout above target, the payout under the PSUs is capped at target if the Company's absolute TSR is negative.

TSR is calculated as the appreciation in the price per share of a company's common stock during the Performance Period (assuming any dividends or distributions are reinvested), expressed as a percentage. Relative TSR is based on the percentile rank of the Company's TSR against the TSRs of the companies and entities that, on January 1, 2024, comprised the S&P 500 Industrials.[4]

- **25% in Time-Vesting Stock Options**. Stock Options vest in equal, annual installments over a four-year period, and expire 10 years from the grant date.

- **25% in Time-Vesting Restricted Stock Units (RSUs).** RSUs vest in equal, annual installments over a four-year period.

Total target values for annual equity awards granted in 2024 for each NEO are shown below:

NEO	PSUS (50%) $	RSUS (25%) $	STOCK OPTIONS (25%) $
Vicente Reynal	3,750,000	1,875,000	1,875,000
Vikram Kini	975,000	487,500	487,500
Michael Weatherred	550,000	275,000	275,000
Andrew Schiesl	587,500	293,750	293,750
Kathleen Keene	325,000	162,500	162,500

Target annual equity award values were determined based on our competitive market analysis and our compensation philosophy. The awards do not vest until the vesting criteria and/or time periods are satisfied, and actual value realized by executives is dependent on the stock price at the time of vesting thereby aligning payouts with the change in stockholder value.

These grant amounts were translated into a target number of performance stock units, restricted stock units and stock options by taking such dollar amount and dividing it by the per share or per option "fair value" that was used for reporting the compensation expense associated with the grant under applicable accounting guidance. This "fair value" was based in part on the per share closing price of our common stock on the NYSE on the date of grant.

Following a market assessment of executive compensation levels conducted by its independent compensation consultant, the Committee noted that compensation levels for certain executives were below market median and well below the Company's intended compensation philosophy (based on the Company's 2024 Peer Group as defined below). As a result, the Committee approved additional long-term incentive awards which were granted in August 2024, to Vikram Kini, Michael Weatherred, and Kathleen Keene as a modification to their annual compensation packages. These grants were intended to be 2024 market adjustments and are expected to be included going forward in the annual long-term compensation grants that the Company provides to these executives. This additional value will be delivered in the same mix as approved by the Committee each year for long-term compensation grants generally (i.e., a combination of PSUs, stock options and RSUs) with at least 50% being in the form of PSUs.

NEO	RSUS (50%) $	STOCK OPTIONS (50%) $
Vikram Kini	325,000	325,000
Michael Weatherred	350,000	350,000
Kathleen Keene	175,000	175,000

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4   If prior to the end of the Performance Period, a company or entity that is in the S&P 500 Industrials on January 1, 2024 ceases to publicly report a share price for the security used to determine the stock price at the beginning of the Performance Period, and such company or entity has not become "Insolvent" (as defined in the applicable award agreement), such company or entity will be excluded from the ranking. In addition, if a company or entity that is in the S&P 500 Industrials on January 1, 2024, becomes Insolvent prior to the end of the Performance Period, then such company or entity will be treated as having a cumulative TSR of negative one hundred percent (- 100%).

CEO Performance-Conditioned Stock Options Earned in Respect of 2023 Performance and Granted in 2024

An important part of Mr. Reynal's Performance-Based Award approved by the Committee in 2022 was an agreement to grant Mr. Reynal stock options to purchase 100,000 shares for each fiscal year from 2022 through 2026 in which the Company achieves adjusted EPS (as defined in the Performance-Based Award) growth of more than 12% over the prior year.

For fiscal year 2023, the Company achieved adjusted EPS growth of 26%. As a result, in February 2024, the Committee certified that the second tranche of the CEO's performance-conditioned stock options had been earned, and Mr. Reynal was awarded stock options to purchase 100,000 shares.

Although the commitment to grant these options was contained in the 2022 Performance Based Award, since these options were granted in 2024, they are required to be treated as 2024 compensation in the Summary Compensation Table. However, the Committee views this grant of 100,000 options as an integral part of the overall terms of the 2022 Performance Based Award and does not view them as part of Mr. Reynal's annual 2024 compensation.

These options do not vest until the fifth anniversary of the grant date and will be forfeited if Mr. Reynal resigns before such date, and as such, provide a significant retention incentive.

2022 CEO Performance-Based Leadership Equity Incentive Award

Background

As previously disclosed, in September 2022, the Committee approved the grant of a Performance-Based Leadership Equity Incentive Award (the "Performance-Based Award") to Vicente Reynal, CEO and Chairman of the Board, under the 2017 Omnibus Incentive Plan. The Committee also approved, effective as of September 1, 2022, a new employment agreement with Mr. Reynal (the "Employment Agreement").

Rationale

The Committee believes that Mr. Reynal's vision and leadership have been integral to the Company's growth and success, as reflected by the significant stockholder value creation during his tenure as CEO. Therefore, the Committee approved the Performance-Based Award and Employment Agreement to incentivize Mr. Reynal to continue this track record of financial outperformance and retain him as the Company's CEO for the foreseeable future.

In order to make the Performance-Based Award more effective at achieving its goal of retention, the Company entered into a revised Employment Agreement with Mr. Reynal for an initial term of five years. This new agreement also includes increased non-competition and non-solicitation covenants, which would remain in effect for two years after termination – an increase from the one year stipulated in the prior agreement.

In line with its executive compensation philosophy, the Committee expressly designed the Performance-Based Award to: (i) drive the creation of long-term stockholder value, (ii) further strengthen the alignment of Mr. Reynal's interests with those of long-term stockholders, and (iii) encourage the retention of Mr. Reynal for the next five to ten years. The Committee deliberately set very challenging, double-digit Adjusted EPS and stock price growth goals. During the first two years following the grant, we have exceeded these targets, resulting in industry-leading stock price performance. The Committee views this as confirmation of the challenging nature of the goals.

Design Features of The Performance-Based Award

FEATURES OF THE PERFORMANCE-BASED AWARD	DRIVES EXCEPTIONAL LONG-TERM STOCKHOLDER VALUE CREATION	ALIGNS INTERESTS WITH THOSE OF LONG-TERM STOCKHOLDERS	ENCOURAGES RETENTION
100% Performance-based Incentive	✓	✓	✓
5-year Performance Period	✓	✓	✓
Drives Robust Earnings Growth and Stockholder Value Creation	✓	✓	
No Guaranteed Compensation	✓	✓	✓
Payout Aligned with Value Creation	✓	✓	
Distinct and Discrete Metrics		✓	
5-year Cliff-Vesting Performance-Contingent Stock Option Grant Extends Retentive Value and Performance Period	✓	✓	✓
Change in Control ("CIC") Provisions Protect Against Windfall Payouts and Require "Double Trigger" for Accelerated Vesting		✓	✓

Components of the Performance-Based Award

The Performance-Based Award has two components:

(i) **Performance Stock Units (PSUs)** that vest only if the Company achieves earnings growth objectives and robust stockholder value creation and Mr. Reynal remains employed for at least five years. PSUs would be earned and vested based upon the Company achieving earnings growth objectives (the "Adjusted EPS PSUs") and robust stockholder value creation (the "TSR PSUs"). In the event that the threshold Adjusted EPS CAGR Goal (as described below) is not achieved during the five-year performance period, the Adjusted EPS PSUs will be automatically forfeited. Similarly, should the TSR Target Price (as defined below) not be achieved during the five-year performance period, the TSR PSUs will automatically be forfeited. The TSR Target Price was achieved on March 6, 2024.

    a.   Adjusted EPS PSUs: 75% of the PSUs (750,000 PSUs) are eligible to vest at the end of the 5-year period based on the level of compounded annual growth rate ("CAGR") of the Company's Adjusted EPS over the 5-year performance period beginning on January 1, 2022 and ending on December 31, 2026 (the "EPS Performance Period") relative to the fiscal year 2021 Adjusted EPS baseline.

Adj. EPS CAGR Goals	# of PSUs Eligible to Vest
≥10%	250,000
≥12%	500,000
≥15%	750,000

    b.   TSR PSUs: 25% of the PSUs (250,000) would be earned (but not vested) only if the TSR Target Price[5] is achieved during the five-year period commencing on the date of grant ("TSR Performance Period"). If earned, the award vests at the end of TSR Performance Period only if Mr. Reynal has been continuously employed by the Company throughout the TSR Performance Period. The TSR Target Price was achieved on March 6, 2024.

(ii) **Stock Options** will be granted only with respect to fiscal years 2022 through 2026 if, and only if, the Company's Adjusted EPS growth (determined using the same standard used for the Adjusted EPS PSUs) in any such fiscal year is at least 12%, with any stock options granted in the following fiscal year on the same date on which the Company grants its annual long-term incentive plan awards to its senior executives.

    a.   To increase the incentive and retentive value, each grant of stock options will have an exercise price equal to the closing price of the Company's common stock on the date of grant, and will cliff vest on the fifth anniversary of the grant date, subject to Mr. Reynal's continued employment through such respective vesting date.

    b.   If the Adjusted EPS goal is not achieved, no stock options would be granted for that fiscal year under this component of the award.

A discussion of the termination and Change in Control provisions of Mr. Reynal's Performance-Based Award is provided later under "Compensation Discussion and Analysis – Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control" below.

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5   The "TSR Target Price" of $81.85 is the absolute stock price equivalent to a five-year CAGR of 12% in the Company's stock price from the Grant Date Stock Price to the end of the TSR Performance Period and is calculated as the sum of (i) the 60-day volume-weighted average closing price of the Company's common stock, plus (ii) the cumulative value of any dividends paid during the TSR Performance Period through and including such date that equals or exceeds the TSR Target Price. The "Grant Date Stock Price" is $46.45, the 60-day volume weighted average closing price of the Company's common stock immediately preceding the grant date.

2025 Compensation Actions

2022-2024 PSU Award Certified in 2025

On February 10, 2025, the Committee certified that the TSR performance for the 2022-2024 performance period was 74%, which placed the Company in the 77th percentile of S&P 500 Industrial companies (which was the comparator group for TSR measurement approved at the time of grant), resulting in a maximum payout of 200% of target. The resulting PSUs that vested with respect to each NEO are shown below:

NEO	TARGET # PSUS GRANTED IN 2022	2022-24 PSU PAYOUT FACTOR	# PSUS EARNED AT 2024YE (DISTRIBUTED IN 2025)
Vicente Reynal	65,925	200%	131,850
Vikram Kini	13,185	200%	26,370
Michael Weatherred	8,005	200%	16,010
Andrew Schiesl	10,359	200%	20,718
Kathleen Keene	4,238	200%	8,476

CEO Performance-Conditioned Stock Options Earned in Respect of 2024 Performance and Granted in 2025

For fiscal year 2024, adjusted EPS calculated under the terms of the CEO's Employment Agreement, which utilizes a fixed tax rate, would have resulted in as reported adjusted EPS growth of 12%. As a result, in February 2025, the Committee certified that the third tranche of the CEO's performance-conditioned stock options had been earned, and on February 26, 2025, Mr. Reynal was awarded stock options to purchase 100,000 shares. These options do not vest until the fifth anniversary of the grant date and will be forfeited if Mr. Reynal resigns before such date, and as such, provide a significant retention incentive.

The Decision-Making Process

The Committee oversees the executive compensation program for our NEOs. The Committee works closely with its independent compensation consultant and management to examine the effectiveness of the Company's executive compensation program throughout the year. For additional information regarding the Committee, see "The Board of Directors and Certain Governance Matters—Board Committees and Meetings—Compensation Committee."

The Role of the Compensation Committee. The Committee ensures that the executive compensation program supports the Company's business goals and aligns with stockholder interests. The Committee annually reviews NEO compensation levels by considering various factors, including:

- The relative importance of each NEO's role and responsibilities

- How the NEO has performed relative to these roles and responsibilities

- Compensation practices of Peer Group companies (as defined below)

- Overall company performance

- Retention and succession considerations

The Role of Management. Our CEO makes recommendations to the Committee regarding compensation for the executive officers other than himself. No member of management participates in discussions with the Committee regarding his or her own compensation.

The Role of the Independent Compensation Consultant. Pay Governance served as the Committee's independent compensation consultant in 2024. During 2024, the Committee directed Pay Governance to provide its expertise and analysis on a variety of topics, including the compensation peer group review, a competitive market assessment for executive and non-employee director compensation levels, a review of governance matters pertaining to executive and employee compensation and the structure of short- and long-term incentive programs. The Committee determined that Pay Governance was independent from management and that Pay Governance's work had not raised any conflicts of interest. Pay Governance reported directly to the Committee and the Committee had the sole authority to approve Pay Governance's compensation and to terminate the relationship at any time.

Compensation Peer Group. The Committee believes it is important to understand current trends in compensation practices and pay levels for companies that are comparable to Ingersoll Rand. To assist the Committee in this analysis, the Committee, together with its compensation consultant and input from management, develops a compensation peer group of comparable companies against which it performs benchmarking (the "Peer Group"). The Committee reviews the appropriateness of the Peer Group on an annual basis to determine if changes are required. When considering companies for inclusion or exclusion in the Peer Group, the Committee reviews companies that are comparable in revenue and market capitalization to the Company, as the Committee believes these metrics are key determinants of compensation levels. Companies selected generally have revenue ranging from 0.25x to 3x Ingersoll Rand's revenue and market capitalization. In addition to size, companies are in comparable industries where we compete for executive talent. In 2024, the below companies comprised the Peer Group used for compensation decisions:

AMETEK, Inc.	Dover Corporation	Flowserve Corporation
Fortive Corporation	IDEX Corporation	Illinois Tool Works
Mettler-Toledo International, Inc.	Nordson Corporation	Parker-Hannifin Corporation
Pentair Plc	Rockwell Automation, Inc.	Xylem, Inc.

The Committee does not rely solely on data from the Peer Group in establishing compensation levels and practices but uses it to support the application of the Company's compensation philosophy and other factors described above when setting executive compensation. In addition to Peer Group data, the Committee may also consider survey compensation data based on companies of similar size to Ingersoll Rand.

The Committee recognized that the Company has had significant growth in revenue and market capitalization since the establishment of the current Peer Group as well as a significant change in focus toward high-growth sustainable end markets such as clean energy, food, life sciences, and water (e.g., in 2021, life science end markets represented 9% of revenue vs 18% in 2024).

Given these changes, the Committee decided to conduct, in consultation with its independent compensation consultant, a wholesale review of the peer group to be used in 2025. As part of this process, the Committee approved changes to the peer group that included the removal of Flowserve, Nordson and Pentair plc and the addition of Agilent Technologies, Avantor, Becton Dickinson and TransDigm Group. The Committee believes that these changes resulted in a group of peer companies that are more comparable in size, complexity and end market exposure than the group was prior to such changes.

The resulting 13-company peer group to be used for 2025 compensation decisions is set forth below:

Agilent Technologies, Inc.	AMETEK, Inc.	Avantor, Inc.
Becton, Dickinson and Company	Dover Corporation	Fortive Corporation
IDEX Corporation	Illinois Tool Works Inc.	Mettler-Toledo International, Inc.
Parker-Hannifin Corporation	Rockwell Automation, Inc.	TransDigm Group , Incorporated
Xylem, Inc.		

OTHER COMPENSATION PRACTICES AND POLICIES THAT ALIGN OUR NEOS TO OUR STOCKHOLDERS

Stock Ownership and Retention Policy

To align the interests of our management and directors with those of our long-term stockholders, the Board of Directors concluded that certain of our executives (the "Covered Executives") and non-employee directors should have a significant financial stake in the Company's stock. To further that goal, we have maintained market-leading stock ownership guidelines (the "Guidelines") since our initial public offering in 2017. The Covered Executives and non-employee directors are required to hold a specific level of equity ownership as outlined below. The guidelines are benchmarked periodically to ensure they remain market competitive and consistent with best practice. In February 2025, the Committee expanded the guidelines to include all direct reports to the CEO who are VP level and higher.

Covered Executives: The Guidelines apply to the Covered Executives below. The stock ownership levels under the Guidelines, expressed as a multiple of the Covered Executive's annual base salary rate as of January 1st of the year, are as follows:

COVERED EXECUTIVES	MULTIPLE OF SALARY
Chief Executive Officer	10x Salary
Chief Financial Officer, SVP, IRX and General Counsel	5x Salary
CEO Direct Reports – SVPs	3x Salary
CEO Direct Reports – VPs and Chief Accounting Officer	2x Salary

Retention Requirement: There is no required time period within which a Covered Executive must attain the applicable stock ownership level under the Guidelines. However, until the applicable ownership level is achieved, Covered Executives must retain 75% of net shares granted to them.

The shares counted toward these ownership requirements include shares owned outright and vested, in-the-money stock options. The retention requirement applies to all prior and future grants. These ownership requirements are set at levels that the Company believes are robust given the Covered Executives' respective salaries and responsibilities.

Non-Employee Directors: Non-employee directors are required to hold 75% of net shares granted to them under our benefit plans until they own equity equal to five times their annual cash retainer.

As of January 1, 2025, all of our NEOs and then serving directors who were with the Company for at least one year were in compliance with the applicable stock ownership requirements under the Guidelines.

Anti-Hedging and Anti-Pledging Policies

For a description of the Company's anti-hedging and anti-pledging policy applicable to directors, officers and employees, see "The Board of Directors and Certain Governance Matters—Securities Trading Policy; Anti-Hedging and Anti-Pledging Policy."

Incentive Compensation Clawback Policy

We have adopted a clawback policy for incentive compensation, which we modified in October 2023 to reflect the requirements of the NYSE. The Committee believes it is appropriate to recover annual and/or long-term incentive compensation in specified situations. Under the policy, if the Committee determines that incentive compensation of its current and former Section 16 officers was overpaid, in whole or in part, as a result of a restatement of the reported financial results of the Company or any of its segments due to material non-compliance with financial reporting requirements, then, subject to limited exceptions, the Committee must reasonably promptly take steps to recover such erroneously awarded compensation that was received during the three-year period preceding the date on which the Company is required to prepare such restatement. In addition, our 2017 Omnibus Incentive Plan and equity agreements contain provisions relating to incentive compensation recoupment.

Equity Grant Policies

The Committee generally grants awards under the Company's long-term equity incentive program in the first quarter of each fiscal year and the Company endeavors to avoid timing such grants around the filing of periodic reports or current reports that may contain material non-public information. The Company has not timed the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Other Benefits

While our compensation philosophy is to focus on performance-based forms of compensation while providing only minimal executive benefits and perquisites, we provide to all our employees, including our NEOs, broad-based employee benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. These include:

- a 401(k) savings plan;

- medical, dental, vision, life and disability insurance coverage; and

- dependent care and healthcare flexible spending accounts.

401(k) Plan

Our U.S. eligible employees, including our NEOs, participate in the Ingersoll Rand Retirement Savings Plan (the "401(k) plan"), which is a tax-qualified retirement savings plan. Eligible employees hired on and after January 1, 2014, are automatically enrolled in the 401(k) plan to make pre-tax salary contributions, unless they decline participation. Under the 401(k) plan, we match 100% of the first 6% of a participant's eligible pre-tax and/or Roth salary contributions, subject to all IRS annual limits and plan limitations. Participants are 100% vested in employee salary contributions and Company matching contributions. 401(k) plan participants may elect to contribute up to 85% of their annual eligible compensation (either through pre-tax or Roth contributions), subject to annual IRS and plan limitations.

Supplemental Defined Contribution Plan

In addition to the 401(k) plan, U.S. employees with a salary band of 8 or higher (generally senior directors and above), including the NEOs, are eligible to participate in the Ingersoll Rand Supplemental Defined Contribution Plan (the "Supplemental Contribution Plan"), which is funded through a Rabbi Trust. This Supplemental Contribution Plan is intended to permit Company matching contributions on eligible participant compensation contributions to the Supplemental Contribution Plan in excess of the annual limitations imposed by the IRS on our tax-qualified 401(k) plan.

Eligible employees may contribute up to 50% of their salary and/or eligible annual bonus compensation to the Supplemental Contribution Plan. Under the Supplemental Contribution Plan, we match 100% of the first 6% of a participant's eligible contributions to the Supplemental Contribution Plan that are made on compensation not eligible to be matched in the 401(k) plan. Company matching contributions under the Supplemental Contribution Plan are contributed to the Rabbi Trust in the form of cash. All employee and Company matching contributions under the Supplemental Contribution Plan are fully vested immediately.

Limited Perquisites

Executive perquisites are not part of our general compensation philosophy; however, we provide limited perquisites and personal benefits that are not generally available to all employees when necessary to attract top talent. For instance, beginning in 2021, certain of our senior executives, including each of the NEOs, are eligible for a tax and financial planning benefit, under which participating executives are reimbursed for qualified services (up to $10,000 per year) and participation in our executive physical program. In addition, the Company decided it was necessary to require Messrs. Reynal and Kini to personally be provided cyber security protection as a key element of the Company's overall program designed to protect its interests.

In addition, from time to time, we may set forth additional perquisites in offer letters or employment agreements we enter into with our executive officers. These arrangements are discussed under "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2024—Summary of NEO Offer Letters and Employment Agreements." For example, in 2024, per his employment agreement, Mr. Reynal was entitled to limited personal use of Company-leased aircraft.

Employment Agreements

As previously noted, we entered into a new employment agreement with Mr. Reynal in September 2022, which replaced his prior offer letter. We entered into offer letters setting forth initial compensation and benefits, as well as severance terms, with Messrs. Schiesl and Weatherred at the time of their initial employment. Full descriptions of the material terms of these offer letters and employment agreements, see "—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2024."

Severance and Change in Control Agreements

The Company believes that reasonable and appropriate severance and change in control benefits are necessary in order to be competitive in the Company's executive attraction and retention efforts. As discussed below, with the exception of Mr. Kini and Ms. Keene who do not have an offer letter, the offer letters we entered into with our NEOs provide for certain payments, rights and benefits to the NEOs upon an involuntary termination of employment without "cause" or a termination by the NEO for "good reason" (as such terms are defined in "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control-Severance Arrangements and Restrictive Covenants" below). In addition, our equity award agreements provide for accelerated vesting upon a change in control in certain circumstances and upon certain qualifying terminations of employment, as more fully described above under "—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2024—Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control."

Risk Management and Mitigation of Compensation Policies and Practices

The Committee has reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation program, considered various mitigating factors, and reviewed these items with its independent compensation consultant, Pay Governance. In addition, the Committee asked Pay Governance to conduct an independent risk assessment of our executive and other compensation programs in 2024. Based on these reviews and discussions, the Committee does not believe our compensation program creates risks that are reasonably likely to have a material adverse effect on our business.

For the foregoing reasons, the Committee has concluded that the programs by which our executives are compensated strike an appropriate balance between short-term and long-term compensation and incentivize our executives to act in a manner that prudently manages enterprise risk.

SUMMARY COMPENSATION TABLE

The following table provides summary information concerning compensation of our NEOs for services rendered to us during the years indicated.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)[1]	BONUS ($)	STOCK AWARDS ($)[2]	OPTION AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)
Vicente Reynal	2024	1,144,000	—	7,392,406	6,094,979	1,716,000	372,697	16,720,080
Chairman, President and Chief Executive Officer	2023	1,133,000	—	6,315,820	4,466,985	3,432,000	175,945	15,523,750
	2022	1,075,000	—	49,547,938	1,749,996	1,963,500	185,343	54,521,777
Vikram Kini	2024	647,500	—	2,246,860	812,446	556,750	142,747	4,406,303
SVP and Chief Financial Officer	2023	600,000	—	1,624,013	449,980	1,062,500	68,599	3,805,091
	2022	518,750	—	1,185,766	349,991	531,038	90,115	2,675,660
Michael Weatherred	2024	496,000	—	1,434,083	624,967	372,000	31,368	2,958,418
SVP, IR Execution Excellence (IRX), Business and Commercial Excellence	2023	452,500	—	902,235	249,994	690,000	62,755	2,357,485
	2022	426,250	—	719,903	212,488	383,775	83,983	1,826,399
Andrew Schiesl	2024	531,250	—	1,158,105	293,718	401,250	114,740	2,499,062
SVP, General Counsel, Chief Compliance Officer and Secretary	2023	515,000	—	1,037,546	287,488	780,000	70,318	2,690,353
	2022	500,000	—	931,610	274,985	446,250	108,427	2,261,272
Kathleen Keene SVP, Chief Human Resource Officer	2024	424,000		815,412	337,438	280,800	76,866	1,934,517

1. Reflects the salary amounts earned by our NEOs in the years indicated.

2. Represents the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation - Stock Compensation ("FASB ASC Topic 718"), using the assumptions discussed in Note 19: "Stock-Based Compensation Plans" of the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. For Mr. Reynal, the total Option Awards amount includes 100,000 stock options that were part of the terms of the 2022 Performance Based Award; however, since the options were actually granted in 2024, they are included in the year of grant. Without these options being included, his Total compensation for 2024 would be $12,497,644.

3. Amounts shown for 2024 reflect amounts earned under our 2024 MIP.

4. Amounts reported under All Other Compensation for 2024 reflect the following:

NAME	MATCHING CONTRIBUTIONS ($)[a]	COMPANY PAID LIFE INSURANCE PREMIUMS ($)	TAX PREPARATION AND FINANCIAL PLANNING SERVICES ($)	PERSONAL USE OF COMPANY AIRCRAFT ($)	OTHER ($)[b]	TOTAL OTHER COMPENSATION ($)
Vicente Reynal	194,940	1,661	26,426	142,686	6,984	372,697
Vikram Kini	137,517	908	—	—	4,323	142,747
Michael Weatherred	20,700	668	10,000	—	—	31,368
Andrew Schiesl	103,985	755	10,000	—	—	114,740
Kathleen Keene	66,285	581	10,000	—	—-	76,866

a. Reflects Company matching contributions in the tax-qualified 401(k) Plan and the non-tax-qualified Supplemental Contribution Plan.

b. Reflects Cybersecurity services required to be provided to Messrs. Reynal and Kini as part of the Company's overall cyber security program and for Mr. Reynal reflects reimbursement of executive physical expenses not covered by insurance.

GRANTS OF PLAN-BASED AWARDS IN 2024

NAME	COMMITTEE APPROVAL DATE	GRANT DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[4] (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Vicente Reynal			214,500	1,716,000	3,432,000							
	2/19/24	2/27/24				20,745	41,491	82,982				5,517,473
	2/19/24	2/27/24							20,745			1,874,933
	2/19/24	2/27/24								48,726	90.38	1,874,976
	2/19/24	2/27/24								100,000	90.38	4,220,000
Vikram Kini			69,594	556,750	1,113,500							
	2/19/24	2/27/24				5,393	10,787	21,574				1,434,455
	2/19/24	2/27/24							5,393			487,419
	2/19/24	2/27/24								12,668	90.38	487,465
	7/25/24	8/20/24							3,591			324,986
	7/25/24	8/20/24								8,694	90.50	324,982
Michael Weatherred			46,500	372,000	744,000							
	2/19/24	2/27/24				3,042	6,085	12,170				809,183
	2/19/24	2/27/24							3,042			274,936
	2/19/24	2/27/24								7,146	90.38	274,978
	7/25/24	8/20/24							3,867			349,964
	7/25/24	8/20/24								9,363	90.50	349,989
Andrew Schiesl			50,156	401,250	802,500							
	2/19/24	2/27/24				3,250	6,500	13,000				864,370
	2/19/24	2/27/24							3,250			293,735
	2/19/24	2/27/24								7,633	$90.38	293,718
Kathleen Keene			35,100	280,800	561,600							
	2/19/24	2/27/24				1,797	3,595	7,190				478,063
	2/19/24	2/27/24							1,797			162,413
	2/19/24	2/27/24								4,222	$90.38	162,463
	7/25/24	8/20/24							1,933			174,937
	7/25/24	8/20/24								4,681	$90.50	174,976

1.   Reflects the possible payouts of cash incentive compensation under the 2024 MIP. The actual amounts earned are described in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

2.   Reflects performance stock units granted under our 2017 Omnibus Incentive Plan. With respect to awards granted in February 2024, the actual earned award may range from 0% to 200% based on performance over a three-year performance period ending December 31, 2026. Vesting conditions and other key terms of these awards are discussed in more detail above under "Compensation Discussion and Analysis—2024 Executive Compensation Program in Detail—Long-Term Equity Incentive Awards."

3.   Reflects RSUs granted under our 2017 Omnibus Incentive Plan. Vesting conditions and other key terms of these awards are discussed in more detail above under "Compensation Discussion and Analysis—2024 Executive Compensation Program in Detail—Long-Term Equity Incentive Awards."

4. Reflects stock options granted under our 2017 Omnibus Incentive Plan. Vesting conditions and other key terms of these awards are discussed in more detail above under "Compensation Discussion and Analysis—2024 Executive Compensation Program in Detail—Long-Term Equity Incentive Awards." Mr. Reynal's grant of 100,000 stock options represents stock options earned under the 2023 Special Performance Award upon achievement of the Adjusted EPS growth target for fiscal year 2023, but were granted to Mr. Reynal on February 27, 2024 upon the Compensation Committee's certification of the achievement of such target. Such stock options are not part of his 2024 long-term incentive award.

5. Represents the grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the assumptions discussed in Note 16: "Stock-Based Compensation Plans" of the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. The stock options have an exercise price per share equal to the closing price of the Company's common stock as reported on the NYSE on the date of grant.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS IN 2024

Summary of NEO Offer Letters and Employment Agreements

In general, the Company historically has entered into offer letters with its executive officers in lieu of employment agreements. However, as previously discussed, we entered into an employment agreement with Mr. Reynal in September 2022. Descriptions of such employment agreement and the offer letters with Mr. Weatherred and Mr. Schiesl are provided below. Neither Mr. Kini nor Ms. Keene have an employment agreement or offer letter with the Company.

Employment Agreement with Mr. Reynal

Effective September 1, 2022, the Committee approved a new employment agreement with Mr. Reynal. The employment agreement, which supersedes Mr. Reynal's prior offer letter with the Company (the "Prior Agreement"), provides for an initial term of five years (with automatic one-year renewals), an annual base salary of $1,100,000 (which is an increase of $100,000 from his annual base salary in 2021), an annual target bonus of 150% of annual base salary (which target bonus remains unchanged from the Prior Agreement) and eligibility for the performance-conditioned stock option grants described above under "Compensation Discussion and Analysis—2022 CEO Performance-Based Leadership Equity Incentive Award."

Under the Employment Agreement, Mr. Reynal's severance entitlements for a termination by the Company without "Cause" or his resignation for "Good Reason" (each as defined in the Employment Agreement) remain unchanged from the Prior Agreement and are discussed below under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control." The Employment Agreement also provides that Mr. Reynal may make personal use of the aircraft leased by the Company for an amount of time that does not result in the Company incurring more than $200,000 in aggregate incremental costs per year.

In addition, in exchange for entering into the Employment Agreement and receiving the Performance-Based Award, the post-termination non-competition, non-solicitation of clients and non-solicitation of employees covenants increased from 12 months under the Prior Agreement to 24 months.

Offer Letter with Mr. Weatherred

The Company entered into an offer letter with Mr. Weatherred, dated April 30, 2018 (the "Weatherred Offer Letter"), in connection with his appointment as Vice President, Gardner Denver Operating System. The Weatherred Offer Letter provides that Mr. Weatherred is entitled to receive an annual base salary of $345,000, and to participate in the Company's Management Incentive Plan with an annual target award opportunity of 50% of his annual base salary. Mr. Weatherred was eligible to participate in the Company's long-term incentive plan with a target annual equity grant opportunity equal to $275,000.

The Weatherred Offer Letter also contains severance arrangements, which are discussed below under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control."

Offer Letter with Mr. Schiesl

The Company entered into an offer letter with Mr. Schiesl, dated November 25, 2013 (the "Schiesl Offer Letter"). The Schiesl Offer Letter provides that Mr. Schiesl is entitled to receive a base salary of $450,000 and is eligible to participate in the annual MIP with a target award opportunity of 75% of his base salary.

Mr. Schiesl is also eligible to participate in the Company's 401(k), Supplemental Contribution, medical, dental, life insurance and disability plans, along with a comprehensive wellness program.

The Schiesl Offer Letter also contains severance arrangements, which are discussed below under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control."

OUTSTANDING EQUITY AWARDS AT 2024 FISCAL YEAR END

		OPTION AWARDS				STOCK AWARDS			
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) UNEXERCISABLE[2]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)[3]	MARKET VALUE OF SHARES THAT HAVE NOT VESTED ($)[4]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)[4]
Vicente Reynal	5/10/16	535,403	—	10.61	5/10/26				
	2/22/18	142,349	—	32.06	2/22/28				
	2/21/19	220,142	—	27.05	2/21/29				
	3/6/20	170,918	—	27.79	3/6/30				
	2/23/21	69,830	23,277	45.58	2/23/31	9,187	831,056		
	2/22/22	41,273	41,274	53.09	2/22/32	16,481	1,490,871	131,850[5]	11,927,151
	9/1/22							250,000[6]	22,615,000
	9/1/22							250,000[6]	22,615,000
	9/1/22							250,000[6]	22,615,000
	9/1/22							250,000[7]	22,615,000
	2/23/23	17,584	52,753	57.89	2/23/33	22,672	2,050,909	120,918[8]	10,938,242
	2/23/23	—	100,000[10]	57.89	2/23/33				
	2/27/24	—	48,726	90.38	2/27/34	20,745	1,876,593	82,982[9]	7,506,552
	2/27/24	—	100,000[10]	90.38	2/27/34				
Vikram Kini	12/9/16	14,132	—	11.43	12/9/26				
	2/22/18	14,235	—	32.06	2/22/28				
	2/21/19	20,243	—	27.05	2/21/29				
	3/6/20	10,204	—	27.79	3/6/30				
	6/30/20	13,321	—	28.12	6/30/30				
	2/23/21	11,464	3,822	45.58	2/23/31	1,509	136,504		
	2/22/22	8,254	8,255	53.09	2/22/32	3,296	298,156	26,370[5]	2,385,430
	2/23/23	4,521	13,565	57.89	2/23/33	5,830	527,382	31,092[8]	2,812,582
	2/27/24	—	12,668	90.38	2/27/34	5,393	487,851	21,574[9]	1,951,584
	8/20/24	—	8,694	90.50	8/20/34	3,591	324,842		

		OPTION AWARDS				STOCK AWARDS			
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) UNEXERCISABLE[2]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)[3]	MARKET VALUE OF SHARES THAT HAVE NOT VESTED ($)[4]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)[4]
Michael Weatherred	5/14/18	9,800	—	33.46	5/14/28				
	2/21/19	17,713	—	27.05	2/21/29				
	3/6/20	17,857	—	27.79	3/6/30				
	2/23/21	7,295	2,432	45.58	2/23/31	960	86,842		
	2/22/22	5,011	5,012	53.09	2/22/32	2,001	181,010	16,010[5]	1,448,265
	2/23/23	2,512	7,536	57.89	2/23/33	3,239	293,000	17,274[8]	1,562,606
	2/27/24	—	7,146	90.38	2/27/34	3,042	275,179	12,170[9]	1,100,898
	8/20/24	—	9,363	90.50	8/20/34	3,867	349,809		
Andrew Schiesl	2/23/21	9,900	3,301	45.58	2/23/31	1,303	117,869		
	2/22/22	6,485	6,486	53.09	2/22/32	2,590	234,291	20,718[5]	1,874,150
	2/23/23	2,888	8,667	57.89	2/23/33	3,725	336,964	19,864[8]	1,796,897
	2/27/24	—	7,633	90.38	2/27/34	3,250	293,995	13,000[9]	1,175,980
Kathleen Keene	3/25/20	2,599	—	23.28	3/25/30				
	2/23/21	1,458	487	45.58	2/23/31	192	17,368		
	8/9/21	4,440	1,481	49.52	8/9/31	581	52,557		
	2/22/22	2,653	2,653	53.09	2/22/32	1,060	95,888	8,476[5]	766,739
	2/23/23	1,507	4,521	57.89	2/23/33	1,944	175,854	10,364[8]	937,527
	2/27/24	—	4,222	90.38	2/27/34	1,797	162,557	7,190[9]	650,407
	8/20/24	—	4,681	90.50	8/20/34	1,933	174,859		

1. Reflects vested and exercisable stock options granted pursuant to our 2013 Stock Incentive Plan and 2017 Omnibus Incentive Plan.

2. Reflects unvested stock options granted pursuant to our 2017 Omnibus Incentive Plan. Unvested stock options granted to our NEOs vest in equal installments on each of the first four anniversaries of the grant date.

3. Reflects unvested RSUs granted pursuant to our 2017 Omnibus Incentive Plan. RSUs granted to our NEOs vest in equal installments on the first four anniversaries of the grant date.

4. Values determined based on the December 31, 2024 closing price of the Company's common stock on the NYSE of $90.46.

5. Represents the total number of PSUs earned for the three-year performance period beginning on January 1, 2022 and ending on December 31, 2024, which vested on February 10, 2025.

6. Reflects PSUs that will vest, if at all, based on the Company's achievement of certain adjusted EPS growth goals over the performance period beginning on January 1, 2022 and ending on December 31, 2026.

7. Reflects PSUs that will vest, if at all, based on the Company's achievement of an $81.85 60-day volume-weighted average closing price of the common stock over the performance period beginning on September 1, 2022 and ending on September 1, 2027. These PSUs were granted to Mr. Reynal as part of the one-time Performance-Based Award that vest only upon meeting certain performance criteria and Mr. Reynal remaining with the Company long-term. As described more fully in "Executive Summary—Performance-Based Leadership Equity Incentive Award & New CEO Employment Agreement," the Performance-Based-Award is a one-time extraordinary award for Mr. Reynal designed by the Compensation Committee to (i) drive the creation of long-term stockholder value, (ii) further strengthen the alignment of Mr. Reynal's interests with those of long-term stockholders, and (iii) encourage the retention of Mr. Reynal for the five to ten years from grant date. The share price performance goal was achieved on March 6, 2024, but the PSUs will not vest until September 1, 2027, generally subject to Mr. Reynal's continued employment through such date, and as such, provide a significant retention incentive. See "Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control" below for information regarding the treatment of the PSUs upon Mr. Reynal's death, disability or Qualifying Termination.

8. Reflects PSUs that will vest, if at all, based on the Company's achievement of the Relative TSR performance measure over the performance period beginning on January 1, 2023 and ending on December 31, 2025. As of December 31, 2024, the achievement level with respect to Relative TSR was between target and maximum. Accordingly, the number of PSUs reported in the table reflects the amount that would be earned for maximum performance. The actual number of shares that will vest with respect to the PSUs is not yet determinable.

9. Reflects PSUs that will vest, if at all, based on the Company's achievement of the Relative TSR performance measure over the performance period beginning on January 1, 2024 and ending on December 31, 2026. As of December 31, 2024, the achievement level with respect to Relative TSR was between target and maximum. Accordingly, the number of PSUs reported in the table reflects the amount that would be earned for maximum performance. The actual number of shares that will vest with respect to the PSUs is not yet determinable.

10. For fiscal year 2022, the Company achieved adjusted EPS (as defined in the Performance-Based Award) growth of more than 12% over such adjusted EPS in 2021. As a result, in February 2023, the Compensation Committee certified that the first tranche of the CEO's performance-conditioned stock options had been earned, and on February 23, 2023, Mr. Reynal was awarded stock options to purchase 100,000 shares. These stock options cliff-vest on February 23, 2028. For fiscal year 2023, the Company achieved adjusted EPS (as defined in the Performance-Based Award) growth of more than 12% over such adjusted EPS in 2022. As a result, in February 2024, Mr. Reynal was awarded stock options to purchase 100,000 shares. These stock options cliff-vest on February 27, 2029.

OPTION EXERCISES AND STOCK VESTED IN 2024

The following table provides information regarding Options exercises and RSUs vested during fiscal 2024 for our NEOs.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Vicente Reynal	746,974	59,099,365	187,048	16,374,121
Vikram Kini	—	—	31,465	2,757,647
Michael Weatherred	—	—	19,971	1,749,579
Andrew Schiesl	84,945	5,407,649	26,817	2,348,469
Kathleen Keene	4,629	296,411	2,271	206,389

1. Value realized on exercise is based on the gain, if any, equal to the difference between the fair market value of the stock acquired upon exercise on the exercise date less the exercise price, multiplied by the number of options exercised.

2. The value realized on vesting is based on the closing price of our common stock on the NYSE on the vesting date. If vesting occurs on a day on which the NYSE is closed, the value realized on vesting is based on the closing price on the last trading day prior to the vesting date.

NON-QUALIFIED DEFERRED COMPENSATION – FISCAL 2024

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)[1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($)[2]	AGGREGATE EARNINGS IN LAST FY ($)[3]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE ($)[4]
Vicente Reynal	171,600	174,240	(643,000)	—	5,081,452
Vikram Kini	164,262	116,817	(293,401)	—	2,459,162
Michael Weatherred	—	—	(86,716)	—	335,281
Andrew Schiesl	55,950	83,285	(105,672)	—	1,171,350
Kathleen Keene	42,288	45,585	(20,029)	—	234,547

1. The amounts in this column are reported as compensation for fiscal 2024 in the "Base Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

2. Represents the amount of the matching contribution made by us in accordance with our Supplemental Contribution Plan. Matching contributions are reported for the year in which the compensation against which the applicable deferral election is applied has been earned (regardless of whether such matching contribution is actually credited to the NEO's non-qualified deferred compensation account in that year or the following year). The amounts in this column are reported as compensation for fiscal 2024 in the "All Other Compensation" column of the Summary Compensation Table.

3. Amounts in this column are not reported as compensation for fiscal 2024 in the Summary Compensation Table since they do not reflect above-market or preferential earnings.

4. The amounts reported in this column include the following aggregate amounts for each of the following NEOs reported as compensation to such named executive officers for previous years in the "Base Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" columns of the Summary Compensation Table: Mr. Reynal, $841,500 in fiscal 2016, $1,049,316 in fiscal 2017, $573,416 in fiscal 2018, $83,485 in fiscal 2019, $361,310 in fiscal 2020, $187,612 in fiscal

2021, $129,000 in fiscal 2022, and $135,960 in fiscal 2023; Mr. Kini, $207,607 in fiscal 2020, $286,810 in fiscal 2021, $275,434 in fiscal 2022, and $403,687 in fiscal 2023; Mr. Schiesl, $65,536 in 2016, $114,162 in fiscal 2017, $50,766 in fiscal 2018, $46,000 in fiscal 2019, $98,998 in fiscal 2020, $103,562 in fiscal 2021, $136,200 in fiscal 2022, and $117,686 in fiscal 2023; and Mr. Weatherred, $20,994 in fiscal 2019, $65,422 in fiscal 2020, $11,916 in fiscal 2021, $59,786 in fiscal 2022, and $32,734 in fiscal 2023.

Non-qualified Deferred Compensation Plan

In addition to the 401(k) plan, U.S. employees with a salary band 8 or higher (generally senior director and above) are eligible to participate in the Supplemental Contribution Plan. The participant selects the deferral percentage for the Supplemental Contribution Plan at the time of initial enrollment in the Supplemental Contribution Plan or once per year in December for the following year. In December of each year, a participant may make a separate election to defer from the annual MIP award earned the following year and payable in the year thereafter. The Company matches each participant's contributions to the Supplemental Contribution Plan with Company matching contributions. The Company match consists of $1 for each $1 the participant defers under the Supplemental Contribution Plan of compensation not eligible to be matched in the 401(k) plan, but is eligible to be contributed to the Supplemental Contribution Plan, up to the first 6% of such compensation. The Company match is credited to the Supplemental Contribution Plan in the form of cash.

With respect to employee and Company matching contributions made to the Supplemental Contribution Plan on and after January 1, 2021, participants may elect to receive distributions related to each calendar year in a lump sum or 5-, 10-, or 15-year installments payable (i) when the participant separates from service with the Company or (ii) on a specific in-service date designated by the participant. For amounts deferred between January 1, 2019 and December 31, 2020, participants may elect to receive distributions in a lump sum or 5-, or 10-year installments payable (i) when the participant separates from service with the Company or (ii) on a specific in-service date designated by the participant. A participant makes these distribution elections for the specific year's contributions at the time the participant makes the salary and MIP deferral elections in December for the following year. For amounts deferred before January 1, 2019, participants in the Supplemental Contribution Plan may elect to receive distributions of their plan account in either a lump sum or 5- or 10-year installments payable when the participant separates from service with the Company, subject to the terms and conditions of the Supplemental Contribution Plan. Loans are not permitted under the Supplemental Contribution Plan.

The investment options available to participants, including the NEOs, under the Supplemental Contribution Plan are similar to those offered to all of the participants in the 401(k) plan. Because some specific investment options available under the 401(k) plan are not available under the Supplemental Contribution Plan, the Company has made similar investment options available to the Supplemental Contribution Plan participants. Our stock is not a permitted investment option under the Supplemental Contribution Plan.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following table describes the potential payments and benefits that would have been payable to our NEOs under existing plans and arrangements assuming: (i) a change in control, (ii) a termination without Cause (or, with respect to Mr. Reynal, where applicable, a termination for Good Reason) (a "qualifying termination") absent a change in control, (iii) a qualifying termination following a change in control and (iv) a termination due to death or disability (also assuming, in each case, that such termination event or change in control occurred on December 31, 2024). A description of the provisions governing such payments under our agreements and any material conditions or obligations applicable to the receipt of payments is described below under "Severance Arrangements and Restrictive Covenants."

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. These include accrued but unpaid salary and distributions of plan balances under our 401(k) savings plan.

NAME	CASH SEVERANCE PAYMENT ($)[1]	CONTINUATION OF GROUP HEALTH COVERAGE ($)[2]	ACCRUED BUT UNUSED VACATION ($)[3]	VALUE OF STOCK AWARDS AND STOCK OPTION ACCELERATION ($)[4]	TOTAL ($)
Vicente Reynal					
Qualifying Termination	1,144,000	20,193	—	5,770,140[5]	6,934,333
Change in Control (''CIC'')	—	—	—	122,858,364[6]	122,858,364
Qualifying Termination and CIC	1,144,000	20,193	—	125,260,476[7]	126,424,669
Death/Disability	—	—	—	100,126,243[8]	100,126,243
Vikram Kini					
Qualifying Termination	655,000	5,937	—	1,137,721[5]	1,798,657
Change in Control (''CIC'')	—	—	—	6,827,585[6]	6,827,585
Qualifying Termination and CIC	655,000	5,937	—	9,525,140[7]	10,186,076
Death/Disability	—	—	—	1,967,502[8]	1,967,502
Michael Weatherred					
Qualifying Termination	496,000	13,516	—	703,860[5]	1,213,375
Change in Control (''CIC'')	—	—	—	3,930,121[6]	3,930,121
Qualifying Termination and CIC	496,000	13,516	—	5,658,431[7]	6,167,947
Death/Disability	—	—	—	1,061,109[8]	1,061,109
Andrew Schiesl					
Qualifying Termination	535,000	20,193	—	784,407[5]	1,339,600
Change in Control (''CIC'')	—	—	—	4,652,991[6]	4,652,991
Qualifying Termination and CIC	535,000	20,193	—	6,309,536[7]	6,864,729
Death/Disability	—	—	—	1,302,796[8]	1,302,796
Kathleen Keene					
Qualifying Termination	432,000	10,649	—	442,005[5]	884,654
Change in Control (''CIC'')	—	—	—	2,247,357[6]	2,247,357
Qualifying Termination and CIC	432,000	10,649	—	3,255,690[7]	3,698,339
Death/Disability	—	—	—	731,542[8]	731,542

1. Cash severance payment includes continued payment in substantially equal monthly installments over a 12-month period of the executive's annual base salary.

2. Reflects the cost of providing continued group health coverage (on the same basis as actively employed employees of the Company), subject to the executive's electing to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (''COBRA''), for a period of 12 months, assuming 2024 rates.

3. Amounts reported in this column reflect zero accrued but unused vacation days for each of our NEOs.

4. Amounts reported in this column have been determined based on the December 31, 2024 closing price of the Company's common stock on the NYSE of $90.46. See ''Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control'' below for a detailed summary of the treatment of the equity awards held by our NEOs in the event of termination of employment or change in control.

5. With respect to the annual equity awards held by our NEOs, reflects the vesting of the outstanding RSUs and options that would have vested on the first vesting date otherwise scheduled to occur immediately following the date of termination, assuming a termination without Cause or Approved Retirement on December 31, 2024. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs based on the achievement of the Company's Adjusted EPS for the last four complete fiscal quarters during the EPS Performance Period prior to the date of termination prorated based on the number of days Mr. Reynal was employed during the EPS Performance Period, in each case, assuming a termination of employment due to death or Disability on December 31, 2024. For Mr. Reynal, also reflects the vesting of 100% of the TSR PSUs because the TSR Target Price has been achieved as of December 31, 2024.

6. With respect to the annual equity awards held by our NEOs, reflects the vesting of PSUs upon the consummation of a Change in Control on December 31, 2024, assuming that the last day of the Performance Period was the date of the Change in Control and the Company's stock price at the end of the Performance Period was $90.46, the December 31, 2024 closing price of the Company's common stock on the NYSE. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs upon the consummation of a Change in Control on December 31, 2024 based on the achievement of the Company's Adjusted EPS for the last four

complete fiscal quarters during the EPS Performance Period prior to such date and the vesting of 100% of Mr. Reynal's outstanding performance-conditioned stock options, assuming that such stock options are not assumed in connection with the Change in Control. For Mr. Reynal, also reflects the vesting of 100% of the TSR PSUs because the TSR Target Price has been achieved as of December 31, 2024

7.   With respect to the annual equity awards held by our NEOs, reflects the vesting of 100% of the outstanding RSUs and options upon a termination without Cause and the consummation of a Change in Control on December 31, 2024 and the vesting of PSUs upon the consummation of a Change in Control on December 31, 2024, assuming that the last day of the Performance Period was the date of the Change in Control and the Company's stock price at the end of the Performance Period was $90.46, the December 31, 2024 closing price of the Company's common stock on the NYSE. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs, 100% of the TSR PSUs and 100% of the outstanding performance-conditioned stock options upon a termination without Cause and the consummation of a Change in Control on December 31, 2024.

8.   With respect to the annual equity awards held by our NEOs, reflects the vesting of the outstanding RSUs and options that would have vested on the first and second vesting date otherwise scheduled to occur immediately following the date of termination, assuming a termination of employment due to death or Disability on December 31, 2024. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs based on the achievement of the Company's Adjusted EPS for the last four complete fiscal quarters during the EPS Performance Period prior to the date of termination and the vesting of 20% of Mr. Reynal's outstanding performance-conditioned stock options, in each case, assuming a termination of employment due to death or Disability on December 31, 2024. For Mr. Reynal, also reflects the vesting of 100% of the TSR PSUs because the TSR Target Price has been achieved as of December 31, 2024

Severance Arrangements and Restrictive Covenants

Under the terms of Mr. Reynal's employment agreement, Messrs. Schiesl's and Weatherred's offer letters, and the severance terms that we would expect to be applicable to Mr. Kini and Ms. Keene based on our past practice and course of dealing, if the Company terminates their employment without "cause" or any of them terminates their employment for "good reason" (as such terms are defined in the applicable employment agreement or severance terms), subject to certain conditions and on-going commitments, they will be entitled to receive:

- Continued payment over a 12-month period (the "Severance Period") of their then-current annual base salary, payable in substantially equal monthly installments over the Severance Period; and

- Continued group health coverage (on the same basis as actively employed employees of the Company), subject to the NEO's electing to receive benefits under COBRA, for 12 months following the date his employment terminates (or, if earlier, through the date the NEO becomes employed by another employer and eligible for health insurance coverage at such employer).

In addition to the payments described above, each of our NEOs is entitled to receive a distribution of all vested amounts under our Supplemental Contribution Plan. See "—Non-Qualified Deferred Compensation—Fiscal 2024."

Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control

The outstanding RSU and option awards we have granted to our NEOs provide for accelerated vesting in the event of certain qualifying terminations of employment as described below and/or, in certain circumstances described below, in connection with a change in control.

Annual Equity Awards

Effect of Qualifying Termination on Vesting of PSUs, RSUs, and Options. In the event of an NEO's termination without Cause (as defined below) or Approved Retirement (as defined below), such NEO's outstanding RSUs and options that would have vested on the first vesting date otherwise scheduled to occur immediately following the date of such termination without Cause or Approved Retirement will vest as of the date of such termination without Cause or Approved Retirement, as applicable. In the event of an NEO's death or Disability (as defined in the 2017 Omnibus Incentive Plan), such NEO's outstanding RSUs and options that would have vested on the first and second vesting date otherwise scheduled to occur immediately following the date of such death or Disability shall vest as of the date of death or Disability. Notwithstanding the foregoing, if the Company receives a legal opinion that there has been a legal judgment and/or legal development in the NEO's jurisdiction that would likely result in the favorable treatment that applies to the RSUs and options if the NEO's termination occurs as a result of NEO's Approved Retirement being deemed unlawful and/or discriminatory, the Company may determine that the NEO's Retirement (as defined below) is no longer an Approved Retirement.

In the event of an NEO's termination without Cause, Approved Retirement or death or Disability occurring after the expiration of the Performance Period and before the vesting date, the PSUs that would have vested on the vesting date will vest on the vesting date.

<u>Effect of a Change in Control on Vesting of PSUs, RSUs, and Options</u>. In the event of an NEO's termination without Cause during the two-year period following a Change in Control (as defined in our 2017 Omnibus Incentive Plan), all of such NEO's outstanding RSUs and options will immediately vest as of the date of such termination without Cause.

With respect to the PSUs, if a Change in Control occurs during the Performance Period, then the calculation of the number of PSUs that will vest is conducted as though (i) the last day of the Performance Period was the date of the Change in Control and (ii) the Company's stock price at the end of the Performance Period was the price per share of the Company's common stock payable in connection with such Change in Control. The number of PSUs resulting from such calculation will be the number that will vest upon the consummation of such Change in Control.

For purposes of the foregoing: "Approved Retirement," "Cause," "Detrimental Activity," and "Retirement" have the definitions set forth in the relevant grant agreement or the 2017 Omnibus Incentive Plan, as applicable.

CEO Performance-Based Leadership Equity Incentive Award

<u>Effect of Qualifying Termination or Termination due to Death or Disability on Vesting of the Adjusted EPS PSUs</u>

Vesting of the Adjusted EPS PSUs is subject to Mr. Reynal's continued employment through December 31, 2026; however, if he is terminated by the Company without Cause or he resigns for Good Reason (each, a "Qualifying Termination" and as defined in his employment agreement) or he dies or becomes permanently disabled, in each case, after the expiration of the EPS Performance Period and before the date on which the Committee certifies the level of performance achieved (the "EPS PSU Vesting Date"), he remains entitled to receive the number of Adjusted EPS PSUs that the Committee certifies has become vested.

If Mr. Reynal dies, becomes permanently disabled or experiences a Qualifying Termination prior to the end of the EPS Performance Period, the calculation to determine the number of Adjusted EPS PSUs, if any, that will become vested will be conducted as though (i) the last day of the EPS Performance Period was the date on which such termination occurs and (ii) the Company's Adjusted EPS will be the Adjusted EPS for the last four completed fiscal quarters during the EPS Performance Period prior to the date of such termination (or, if there are not four completed fiscal quarters at the time of such termination, then all of the Adjusted EPS PSUs will be forfeited on the date of such termination) and, if the reason for such termination is a Qualifying Termination, the number of Adjusted EPS PSUs that will become vested will be prorated by the number of days Mr. Reynal was employed during the EPS Performance Period.

<u>Effect of a Change in Control on Vesting of the Adjusted EPS PSUs</u>

If a change in control (as defined in the 2017 Omnibus Incentive Plan) occurs following the expiration of the EPS Performance Period but prior to the EPS PSU Vesting Date, then the Adjusted EPS PSUs will vest on the closing of such change in control based on the achievement of Adjusted EPS in accordance with the table above under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control" so long as Mr. Reynal has remained in continuous employment with the Company through such change in control.

If a change in control occurs during the EPS Performance Period and the award is not assumed, then the calculation to determine the number of Adjusted EPS PSUs that will become eligible to vest will be conducted as though (i) the last day of the EPS Performance Period was the date of the change in control and (ii) the Company's Adjusted EPS will be measured based on the last four completed fiscal quarters (or, if there are not four completed fiscal quarters at the time of such change in control, then all of the Adjusted EPS PSUs will be forfeited upon the change in control). The number of Adjusted EPS PSUs, if any, resulting from such calculation will become vested on the closing of the change in control so long as Mr. Reynal has remained continuously employed through such change in control.

If a change in control occurs prior to the expiration of the EPS Performance Period and the award is assumed by the successor to the Company, and Mr. Reynal is subsequently terminated due to death, permanent disability or a Qualifying Termination following such change in control but prior to the end of the EPS Performance Period, the Adjusted EPS PSUs will become vested in full on the date of such termination.

Effect of Qualifying Termination or Termination due to Death or Disability on Vesting of the TSR PSUs

If the TSR Target Price is achieved prior to the end of the TSR Performance Period and Mr. Reynal is terminated due to his death or permanent disability prior to the expiration of such performance period, then all of the TSR PSUs will vest upon such termination. If the TSR Target Price is achieved prior to the end of the TSR Performance Period and Mr. Reynal experiences a Qualifying Termination prior to the end of the TSR Performance Period, then he will vest pro-rata in a number of TSR PSUs based on the number of days he was employed with the Company during the TSR Performance Period. The TSR Target Price was achieved on March 6, 2024.

Effect of a Change in Control on Vesting of the TSR PSUs

If a change in control occurs following the date on which the TSR Target Price is achieved, then all of the TSR PSUs will become fully vested immediately prior to such change in control subject to Mr. Reynal's continued employment through such change in control.

Subject to Mr. Reynal's continued employment through such change in control, if a change in control occurs during the TSR Performance Period and prior to the date on which the TSR Target Price is achieved, and the award is not assumed by the successor to the Company, then the TSR Performance Period will end on the date of the change in control and (i) if the sum of (A) the price per share of the Company's common stock payable in connection with such change in control, plus (B) the cumulative value of any dividends paid during the TSR Performance Period through and including the date of the change in control equals or exceeds the TSR Target Price, the TSR PSUs will vest immediately prior to the closing of such change in control, and (ii) if such sum is less than the TSR Target Price, all of the TSR PSUs will automatically be forfeited immediately prior to the closing of such change in control. If a change in control had occurred on December 31, 2024 and the TSR PSUs were not assumed by the successor to the Company, no vesting of the TSR PSUs would have occurred based on the application of the above-described formula.

If a change in control occurs prior to the date on which the TSR Target Price is achieved and the TSR PSUs are assumed by the successor to the Company and Mr. Reynal is terminated due to death, permanent disability or a Qualifying Termination following such change in control but prior to the end of the TSR Performance Period, the TSR PSUs will become fully vested on the date of such termination. The TSR Target Price was achieved on March 6, 2024.

Effect of Qualifying Termination on Vesting of the Performance-Conditioned Stock Option Grants

If Mr. Reynal experiences a Qualifying Termination or he dies or becomes permanently disabled, the number of shares subject to the stock options that will become vested on the date of such termination will be determined as if the stock options had instead vested 20% per year over five years from the date of grant and, solely in the event of a termination due to his death or permanent disability, Mr. Reynal will become immediately vested in an additional 20% of the stock options.

Effect of a Change in Control on Vesting of the Performance-Conditioned Stock Option Grants

If a change in control occurs and the stock options are not assumed, then the stock options will become vested in full immediately prior to the change in control.

If the stock options are assumed by the successor to the Company, and Mr. Reynal is subsequently terminated due to death, disability or a Qualifying Termination, the stock options will become fully vested on the date of such termination.

DIRECTOR COMPENSATION IN FISCAL 2024

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1]	TOTAL ($)
Kirk E. Arnold	80,625	212,500	293,125
William P. Donnelly	80,625	252,500	333,125
Gary D. Forsee	80,625	202,500	283,125
Jennifer Hartsock	80,625	202,500	283,125
John Humphrey	80,625	217,500	298,125
Marc E. Jones	80,625	207,500	288,125
Vicente Reynal	—	—	—
Julie A. Schertell	80,625	192,500	273,125
JoAnna L. Sohovich	80,625	202,500	283,125
Mark P. Stevenson	80,625	192,500	273,125
Tony L. White[2]	39,375	—	39,375

1. Represents the aggregate grant date fair value of stock awards granted during 2024 computed in accordance with FASB ASC Topic 718. The aggregate number of RSUs outstanding as of December 31, 2024 for each director was as follows: Ms. Arnold: 2,351; Mr. Donnelly: 2,793; Mr. Forsee: 2,240; Ms. Hartsock: 2,240; Mr. Humphrey: 2,406; Mr. Jones: 2,295; Mr. Stevenson: 2,129; Ms. Schertell: 2,129; and Ms. Sohovich: 2,240. The RSUs of Mses. Arnold, Schertell, Sohovich and Hartsock and Messrs. Donnelly, Forsee, Humphrey, Jones, and Stevenson vested in full on February 27, 2025. The 663 RSUs and 700 RSUs granted to Mses. Schertell and Sohovich, respectively, in connection with their appointments to the Board of Directors on October 2, 2023, vested in full on November 7, 2024.

2. Mr. White retired from our Board of Directors as of our 2024 Annual Meeting of Stockholders so was only paid cash fees for a portion of the year. In connection with his departure, he forfeited his 2,129 RSUs granted on February 27, 2024, which had a grant date fair value of $192,500.

Description of Director Compensation

At the beginning of 2024, the director compensation program consisted of the following components for our non-employee directors:

*   Annual cash retainer of $75,000, payable quarterly in arrears and prorated for any partial year of service;

*   Annual equity award having a fair market value of $175,000, payable in RSUs, which vests on the anniversary of the grant date;

*   Additional annual equity award having a fair market value of $25,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as the chairperson of our Audit Committee and an additional annual equity award having a fair market value of $10,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as a member of such committee, prorated, in each case, for any partial year of service;

*   Additional annual equity award having a fair market value of $15,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as the chairperson of our Committee, Nominating and Corporate Governance Committee or our Sustainability Committee, prorated, in each case, for any partial year of service; and

*   Additional annual equity award having a fair market value of $35,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as our Lead Director.

Following a market assessment of board of director compensation among the peers, the Board approved the following changes to the director compensation program for 2024:

*   Increased annual retainer from $75,000 to $82,500 (effective April 1, 2024)

*   Increased annual RSU award from $175,000 to $192,500 (effective for February 2024 grant)

*   Increased annual retainer to chair of the Compensation Committee from $15,000 to $20,000 (effective April 1, 2024)

Our directors are not paid any fees for attending meetings, however, our directors are reimbursed for reasonable travel and related expenses associated with attendance at Board or committee meetings.

While the Board reviews director compensation annually, it generally makes adjustments every two to three years. As such, in February 2025, the Board determined that no changes to the director compensation program were necessary for 2025.

Stock Ownership and Retention Policy

Our directors are also subject to the stock ownership guidelines and retention policy described under "Compensation Discussion and Analysis—Other Compensation Practices and Policies that Align Our NEOs to Our Stockholders—Stock Ownership and Retention Policy."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2024, each of Messrs. Jones, Stevenson and Ms. Arnold and Ms. Hartsock served on our Compensation Committee. None of the current members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K ("Item 402(u)"), the Company is providing the following information regarding the relationship of the annual total compensation of Vicente Reynal, our Chief Executive Officer ("CEO") to the median all of our employees (except Mr. Reynal), calculated in a manner consistent with Item 402(u). For 2024, our last completed fiscal year:

- The median of the annual total compensation of all of our employees, excluding our CEO, was $69,342.

- The annual total compensation of our CEO was $16,720,080.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees except our CEO was 241:1.

If the impact of the 100,000 performance-based stock options that were part of the terms of the 2022 CEO's Performance-Based Award were removed from the calculations:

- The annual total compensation of the CEO would have been $12,500,080.

- The ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees except our CEO would have been 180:1.

The median employee identified for calculating the ratio of the CEO's annualized total compensation to that of all employees remains unchanged from the one disclosed in last year's proxy statement. We are confident that no significant changes have been made to our employee population or compensation arrangements that would have a significant impact on our pay ratio disclosure.

We determined that, as of December 31, 2024, our employee population consisted of 21,000 individuals, including full time, part time, and temporary employees.

To identify our "median employee" from this employee population, we obtained annual base salary and target annual bonus information as of December 31, 2024 from our internal payroll records for each employee in our employee population. We believe this consistently applied compensation measure reasonably reflects annual compensation across our employee base. Base salary amounts for employees located outside the United States and compensated in currencies other than U.S. dollars were converted to U.S. dollars based on the average annual exchange rate for 2024. We then ranked the resulting annual base salary plus target annual bonus amounts for all of the employees in the employee population other than our CEO to determine our median employee. Once we identified our median employee, we combined all of the elements of such employee's compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K for the Summary Compensation Table. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our Summary Compensation Table set forth above in this Proxy Statement.

PAY VS. PERFORMANCE ("PVP") DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K ("Item 402(v)"), the Company is providing the following information regarding the relationship between the executive compensation actually paid by the Company and the financial performance of the Company over the applicable time period of the disclosure, calculated in a manner consistent with Item 402(v). Refer to the "Compensation Discussion and Analysis" section of this Proxy Statement for a discussion on how the Committee determines named executive officer pay.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO $	COMPENSATION ACTUALLY PAID TO CEO[(a)(b)(c)] $	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOS[(d)] $	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOS[(a)(b)(d)] $	YEAR-END VALUE OF $100 INVESTED ON 12/31/2019		NET INCOME ($MM) $	ADJUSTED DILUTED EPS[(e)] $
					COMPANY TSR $	S&P 500 INDUSTRIALS (TR) $		
2024	16,720,080	42,145,967	2,949,575	4,207,311	247.63	162.25	846	3.29
2023	15,523,750	66,810,613	2,832,341	4,490,942	211.53	140.30	785	2.96
2022	54,521,777	51,245,570	2,248,514	1,167,175	142.73	120.91	609	2.36
2021	11,367,565	26,768,202	2,287,667	4,355,177	168.73	130.16	565	2.09
2020	12,373,829	24,423,018	2,627,334	3,169,464	124.21	109.01	(32)	1.28

(a)   Deductions from, and additions to, total compensation in the Summary Compensation Table by year to calculate Compensation Actually Paid include:

	CEO					AVERAGE OTHER NEOS				
	2024 $	2023 $	2022 $	2021 $	2020 $	2024 $	2023 $	2022 $	2021 $	2020 $
Summary Compensation Table ("SCT") Total	16,720,080	15,523,750	54,521,777	11,367,565	12,373,829	2,949,575	2,832,341	2,248,514	2,287,667	2,627,334
Adjustments for Pension										
Deduct: Change in Pension Value reported in SCT	0	0	0	0	0	0	0	0	0	0
Add: Amount added for current year service cost	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Add: Amount added for prior service cost impacting current year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Adjustments for Pension	0	0	0	0	0	0	0	0	0	0
Adjustments for Equity Awards										
Deduct: Grant date values in SCT	(13,487,385)	(10,782,805)	(51,297,935)	(7,454,041)	(8,607,596)	(1,930,757)	(1,647,674)	(1,240,928)	(1,070,766)	(1,943,350)
Add: Year-end fair value of unvested awards granted in the current year	12,382,957	16,644,546	55,421,266	11,389,717	17,782,559	1,802,890	1,750,701	1,150,403	1,636,124	2,178,885
Add: Year-over-year difference of year-end fair values for unvested awards granted in prior years	23,336,851	42,677,302	(4,849,563)	11,342,130	2,711,819	1,018,944	1,741,390	(643,997)	1,466,034	459,596
Add: Fair values at vest date for awards granted and vested in current year	0	0	0	0	0	0	0	0	0	0
Add: Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	3,193,464	2,747,820	(2,549,976)	122,831	162,409	366,660	312,802	(346,817)	36,118	(153,000)

	CEO					AVERAGE OTHER NEOS				
	2024 $	2023 $	2022 $	2021 $	2020 $	2024 $	2023 $	2022 $	2021 $	2020 $
Deduct: Forfeitures during current year equal to prior year-end fair value	0	0	0	0	0	0	(498,619)	0	0	0
Add: Dividends or dividend equivalents not otherwise included in total compensation	0	0	0	0	0	0	0	0	0	0
Total Adjustments for Equity Awards	25,425,887	51,286,863	(3,276,208)	15,400,636	12,049,190	1,257,737	1,658,601	(1,081,338)	2,067,510	542,130
Compensation Actually Paid	42,145,967	66,810,613	51,245,570	26,768,202	24,423,018	4,207,311	4,490,942	1,167,175	4,355,177	3,169,464

(b) The following summarizes the valuation assumptions used for stock option awards included as part of Compensation Actually Paid:

— Expected life of each stock option is based on the "simplified method" using an average of the remaining vest and remaining term, as of the vest/FYE date.

— Strike price is based on each grant date closing price and asset price is based on each vest/FYE closing price.

— Risk free rate is based on the Treasury Constant Maturity rate closest to the remaining expected life as of the vest/FYE date.

— Historical volatility is based on daily price history for each expected life (years) prior to each vest/FYE date. Closing prices provided by S&P Capital IQ are adjusted for dividends and splits.

— Represents annual dividend yield on each vest/FYE date.

(c) CEO Compensation Actually Paid in 2022 would have been $2,943,070 if Mr. Reynal's special one-time Performance-Based Award was excluded from the calculation. We believe this is an appropriate alternative way to view Compensation Actually Paid in 2022 given the long-term nature of the award with vesting events occurring five to ten years after the grant date. In our view, including all of this long-term compensation as Compensation Actually Paid in a single year does not reflect the long-term nature of the award and overstates the actual compensation paid to Mr. Reynal in 2022.

(d) For the non-CEO NEOs, the amounts in the table reflect the average Summary Compensation Table total compensation and average Compensation Actually Paid for the following executives by year:

2024: Vikram Kini, Michael Weatherred, Andrew Schiesl, Kathleen Keene

2023: Vikram Kini, Andrew Schiesl, Enrique Minarro-Viseras, Michael Weatherred, Gary Gillespie

2022: Vikram Kini, Andrew Schiesl, Enrique Minarro-Viseras, Michael Weatherred

2021: Vikram Kini, Andrew Schiesl, Enrique Minarro-Viseras, Michael Weatherred

2020: Vikram Kini, Andrew Schiesl, Enrique Minarro-Viseras, Michael Weatherred, Emily Weaver

(e) Adjusted Diluted EPS is our "Company-Selected Measure" pursuant to Item 402(v). Amount presented for 2020 represents Supplemental Adjusted Diluted EPS. Adjusted Diluted EPS and Supplemental Adjusted Diluted EPS are non-GAAP metrics. For a reconciliation of Adjusted Diluted EPS to Diluted EPS (2024, 2023, 2022 and 2021) and of Supplemental Adjusted Diluted EPS to Diluted EPS (2020), see Annex A to this Proxy Statement.

Relationship Between Compensation Actually Paid and Company Performance

As demonstrated in the table above, the Compensation Actually Paid values for our CEO and non-CEO NEOs are directionally aligned with our performance. The data demonstrates consistent year-over-year improvement for each of the financial performance measures displayed in the table (Net Income and Adjusted EPS) and for Company TSR (with the exception of Company TSR in 2022). In years where stock price has appreciated, Compensation Actually Paid exceeds the values reported in the Summary Compensation Table, whereas in the one reported year of stock price depreciation, Compensation Actually Paid is lower than the amounts reported in the Summary Compensation Table. The correlation would be even stronger if Mr. Reynal's special one-time Performance-Based Award was not included in the Compensation Actually Paid calculation for 2022. For a discussion of the special circumstances of this award, see "Compensation Discussion and Analysis—2022 CEO Performance-Based Leadership Equity Incentive Award." Over time, we expect that continued strong financial performance will positively influence Company TSR and increase Compensation Actually Paid, re-enforcing our commitment to pay-for-performance. As one of the key tenets of our compensation philosophy is to deliver the majority of compensation in long-term pay, each of our NEOs' total pay packages are comprised primarily of equity awards; accordingly, we expect that the Compensation Actually Paid figures will generally move in tandem with Company TSR.

Additionally, in each of the years disclosed in the table, Company TSR directionally tracked the S&P 500 Industrials Total Return and outpaced the S&P 500 Industrials' return over the same measurement period.

Tabular List of Financial Performance Measures Linked to Compensation Actually Paid

The following financial performance measures represent, in the Company's view, the most important financial measures used to link Compensation Actually Paid to the NEOs in 2024 to Company performance:

Adjusted Diluted EPS
Free Cash Flow
Relative TSR vs. S&P 500 Industrials

Ownership of Securities

The following table and accompanying footnotes set forth information regarding the beneficial ownership of our common stock as of April 17, 2025 (or as of the date otherwise indicated below) by: (1) each person known to us to beneficially own more than 5% of our common stock, (2) each of the named executive officers, (3) each of our current directors and (4) all of our current directors and current executive officers as a group.

As of April 17, 2025, there were 403,447,247 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes common stock of which that person has the right to acquire beneficial ownership within 60 days of April 17, 2025. Fractional shares have been rounded down.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF COMMON STOCK OUTSTANDING
Beneficial Owners of More than 5%		
The Vanguard Group[1]	45,383,585	11.2%
Capital International Investors[2]	43,450,015	10.8%
BlackRock, Inc.[3]	28,911,292	7.2%
Directors and Named Executive Officers:		
Vicente Reynal[4][5]	1,709,666	*
Kathleen Keene[4]	28,084	*
Vikram Kini[4]	199,194	*
Andrew Schiesl[4]	64,078	*
Michael A. Weatherred[4]	127,613	*
Kirk E. Arnold	20,174	*
William P. Donnelly[4]	98,601	*
Gary D. Forsee	43,336	*
Jennifer Hartsock	2,240	*
John Humphrey	28,283	*
Marc E. Jones	23,912	*
Mark P. Stevenson	9,397	*
JoAnna L. Sohovich	2,998	*
Michelle Swanenburg	—	—
All current directors and current executive officers as a group (16) persons[4][5]	2,395,312	*

* Less than 1 percent

1. Beneficial ownership information is based on information contained in the Schedule 13G/A filed on February 13, 2024 on behalf of The Vanguard Group. According to the schedule, included in the shares of our common stock listed above as beneficially owned by The Vanguard Group are 0 shares over which The Vanguard Group has sole voting power, 503,163 shares over which The Vanguard Group has shared voting power, 43,682,229 shares over which The Vanguard Group has sole dispositive power and 1,701,356 shares over which The Vanguard Group has shared dispositive power. According to the schedule, The Vanguard Group's clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported therein. No one other person's interest in the securities reported is more than 5%. The address of the principal business office of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

2. Beneficial ownership information is based on information contained in the Schedule 13G/A filed on April 4, 2025 by Capital International Investors in which Capital International Investors reported that it has sole voting power over 43,304,757 shares, shared voting power over 0 shares, sole dispositive power over 43,450,015 shares and shared dispositive power over 0 shares. The principal business address of Capital Research Global Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

3. Beneficial ownership information is based on information contained in the Schedule 13G/A filed on April 17, 2025 by BlackRock, Inc. in which BlackRock, Inc. reported that it has sole voting power over 26,075,287 shares, shared voting power over 0 shares, sole dispositive power over 28,911,292 shares and shared dispositive power over 0 shares. BlackRock, Inc. indicated the following subsidiaries in the schedule: BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock France SAS, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Fund Advisors, BlackRock Advisors (UK) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

4. The number of shares reported includes shares covered by options that are currently exercisable, as follows: Mr. Reynal, 1,271,178; Ms. Hepding, 20,165; Ms. Keene, 17,032; Mr. Kini, 112,012; Mr. Schiesl, 30,614; Mr. Weatherred, 69,424; Mr. Emmerich, 2,421; Mr. Donnelly, 44,799; all current directors and current executive officers as a group, 1,567,645.

5. The number of shares reported includes 75,000 shares held in a trust for the benefit of Mr. Reynal's descendants, 147,802 shares held in a trust for the benefit of Mr. Reynal and his spouse and 22,500 shares held in a trust for the benefit of Mr. Reynal's spouse and descendants.

Transactions with Related Persons

Since January 1, 2024, there were no "related person transactions" requiring disclosure under SEC rules and regulations.

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

Our Board of Directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person transaction policy." Our related person transaction policy requires that (a) any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) be approved or ratified by an approving body comprised of the disinterested members of our Board of Directors or any committee of the Board of Directors (provided that a majority of the members of the Board of Directors or such committee, respectively, are disinterested) and (b) any employment relationship or transaction involving an executive officer and any related compensation be approved by the Compensation Committee of the Board of Directors or recommended by the Compensation Committee to the Board of Directors for its approval. In connection with the review and approval or ratification of a related person transaction:

- management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent" or "non-employee" director, as applicable, under the rules and regulations of the SEC and the NYSE.

Stockholder Proposals for the 2026 Annual Meeting

If any stockholder wishes to propose a matter for consideration at our 2026 Annual Meeting of Stockholders, the proposal should be mailed by certified mail return receipt requested, to our Corporate Secretary, Ingersoll Rand Inc., 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036. To be eligible under the SEC's stockholder proposal rule (Rule 14a-8 of the Exchange Act) for inclusion in our 2026 Annual Meeting Proxy Statement and form of proxy, a proposal must be received by our Corporate Secretary on or before December 26, 2025. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

In addition, our proxy access bylaw permits a stockholder or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director nominees constituting up to the greater of two directors or 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the informational and other requirements specified in our Bylaws. Pursuant to the proxy access bylaw, a stockholder wishing to nominate a director must provide notice to the Corporate Secretary at the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date on which the Company's definitive proxy statement was released to stockholders in connection with the prior year's Annual Meeting. Accordingly, to be timely for inclusion in the proxy materials for the Company's 2026 Annual Meeting, the Company must receive a stockholder's notice to nominate a director using the Company's proxy materials between November 26, 2025 and December 26, 2025, inclusive.

Our Bylaws also permit stockholders to nominate directors (other than pursuant to the proxy access bylaw described above) and present other business for consideration at our Annual Meeting of Stockholders. To make a director nomination or present other business for consideration at the Annual Meeting of Stockholders to be held in 2026, you must submit a timely notice in accordance with the procedures described in our Bylaws. To be timely, a stockholder's notice shall be delivered to the Corporate Secretary at the principal executive offices of our Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Therefore, to be presented at our Annual Meeting to be held in 2026, such a proposal must be received on or after February 12, 2026, but not later than March 14, 2026. In the event that the date of the Annual Meeting of Stockholders to be held in 2026 is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of this year's Annual Meeting of Stockholders, such notice by the stockholder must be so received no earlier than 120 days prior to the Annual Meeting of Stockholders to be held in 2026 and not later than the later of the 90th day prior to such Annual Meeting of Stockholders to be held in 2026 or ten (10) calendar days following the day on which public announcement of the date of such Annual Meeting is first made. Any such proposal will be considered timely only if it is otherwise in compliance with the requirements set forth in our Bylaws. The proxy solicited by the Board for the 2026 Annual Meeting of Stockholders will confer discretionary authority to vote as the proxy holders deem advisable on such stockholder proposals which are considered untimely. In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the advance notice provisions of our Bylaws for the 2026 Annual Meeting of Stockholders, then such stockholder must provide proper written notice that sets forth the information required by Rule 14a-19 under the Exchange Act to our Corporate Secretary, subject to the requirements and deadlines above. Rule 14a-19 shall not extend any deadline set forth under the Bylaws.

Householding of Proxy Materials

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as "householding," provides cost savings for companies by reducing printing and mailing costs and helps the environment by conserving natural resources. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will generally continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. Additionally, if your household received a single Notice of Internet Availability of Proxy Materials or, if applicable, a single set of proxy materials this year, but you would prefer to receive your own copy, please contact Broadridge Householding Department, by calling their toll free number, **1-866-540-7095** or by writing to: **Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717**. You will be removed from the householding program within 30 days of receipt of your instructions at which time you will then be sent separate copies of the documents.

Other Business

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

Andrew Schiesl

Corporate Secretary

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (www.irco.com) and click on "Financials—SEC Filings" under the "Investors" heading.

Copies of our Annual Report on Form 10-K for the year ended December 31, 2024, including financial statements and schedules thereto, filed with the SEC, are also available without charge to stockholders upon written request addressed to:

Corporate Secretary
Ingersoll Rand Inc.
525 Harbour Place Drive, Suite 600
Davidson, North Carolina 28036

Annex A

FORWARD- LOOKING STATEMENTS

In addition to historical information, this Proxy Statement contains ‘‘forward-looking statements’’ within the meaning of the ‘‘safe harbor provisions’’ of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts included in this Proxy Statement, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Words such as ‘‘estimates,’’ ‘‘expects,’’ ‘‘contemplates,’’ ‘‘will,’’ ‘‘anticipates,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘believes,’’ ‘‘forecasts,’’ ‘‘may,’’ ‘‘should,’’ and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates, and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Proxy Statement. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth in our Annual Report on Form 10-K as such factors may be updated from time to time in our periodic filings with the SEC, which are available on the SEC’s website at http://www.sec.gov. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Any forward-looking statements speak only as of the date of this Proxy Statement and we undertake no obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

In addition to consolidated GAAP financial measures, Ingersoll Rand reviews various non-GAAP financial measures, including ‘‘Organic Revenue Growth/(Decline),’’ ‘‘Adjusted EBITDA,’’ ‘‘Adjusted EBITDA Margin,’’ ‘‘Adjusted Diluted EPS,’’ ‘‘Supplemental Adjusted EBITDA,’’ ‘‘Supplemental Adjusted Revenue,’’ ‘‘Supplemental Adjusted Diluted EPS,’’ ‘‘Free Cash Flow” and ‘‘Free Cash Flow Margin.’’

Ingersoll Rand believes Organic Revenue Growth/(Decline) is a helpful supplemental measure to assist management and investors in evaluating the Company’s operating results as it excludes the impact of foreign currency and acquisitions on revenue growth. Ingersoll Rand believes Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, and Supplemental Adjusted Diluted EPS are helpful supplemental measures to assist management and investors in evaluating the Company’s operating results as they exclude certain items that are unusual in nature or whose fluctuation from period to period do not necessarily correspond to changes in the operations of Ingersoll Rand’s business. Ingersoll Rand believes Supplemental Adjusted Diluted EPS is a helpful supplemental measure to assist management and investors in evaluating the Company’s operating results as it provides supplemental information about the Company’s financial performance for 2020 on a combined basis as if the Merger had occurred on January 1, 2019.

Organic Revenue Growth/(Decline) is defined as as reported revenue growth less the impacts of foreign currency and acquisitions. Adjusted EBITDA represents net income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenue. Adjusted Diluted EPS is defined as Adjusted Net Income divided by Adjusted Diluted Average Shares Outstanding. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA and Adjusted Diluted EPS are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that the Company does not expect to continue at the same level in the future.

Supplemental Adjusted EBITDA represents Adjusted EBITDA as if the Merger had occurred on January 1, 2019. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA and Supplemental Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that the Company does not expect to continue at the same level in the future. Supplemental Adjusted Revenue represents revenue for the Company as if the Merger had occurred on January 1, 2019. Supplemental Adjusted Diluted EPS is defined as Diluted Net Income Per Share including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions and the impact of Adjusted Diluted Average Shares Outstanding as if the Merger had occurred on January 1, 2019.

Ingersoll Rand uses Free Cash Flow and Free Cash Flow Margin to review the liquidity of its operations. Ingersoll Rand measures Free Cash Flow as cash flows from operating activities less capital expenditures. Free Cash Flow Margin is defined as Free Cash Flow divided by Revenue. Ingersoll Rand believes Free Cash Flow and Free Cash Flow Margin are useful supplemental financial measures for management and investors in assessing the Company's ability to pursue business opportunities and investments and to service its debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and Ingersoll Rand's board of directors regularly use these measures as tools in evaluating the Company's operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, Ingersoll Rand believes that Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow and Free Cash Flow Margin are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow and Free Cash Flow Margin when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Organic Revenue Growth/(Decline), Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted Diluted EPS, Free Cash Flow and Free Cash Flow Margin, should not be considered as alternatives to net income, diluted earnings per share or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Organic Revenue Growth/(Decline), Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted Diluted EPS, Free Cash Flow and Free Cash Flow Margin, have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing Ingersoll Rand's results as reported under GAAP.

Reconciliations of Organic Revenue Growth/(Decline), Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted Diluted EPS, Free Cash Flow and Free Cash Flow Margin to their most comparable U.S. GAAP financial metrics for historical periods are presented in the tables below.

INGERSOLL RAND INC. AND SUBSIDIARIES
ADJUSTED FINANCIAL INFORMATION
(Unaudited; in millions except per share amounts)

	FOR THE YEARS ENDED DECEMBER 31,			
	2024	**2023**	**2022**	**2021**
Revenues	$7,235.0	$6,876.1	$5,916.3	$5,152.4
Adjusted EBITDA	$2,018.1	$1,786.8	$1,434.8	$1,191.9
Adjusted EBITDA Margin	27.9%	26.0%	24.3%	23.1%
Adjusted Diluted EPS	$ 3.29	$ 2.96	$ 2.36	$ 2.09
Free Cash Flow	$1,247.6	$1,272.0	$ 770.8	$ 563.7
Free Cash Flow Margin	17.2%	18.5%	13.0%	10.9%

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND ADJUSTED NET INCOME AND
CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS TO FREE CASH FLOW
(Unaudited; in millions)

	FOR THE YEARS ENDED DECEMBER 31,			
	2024	**2023**	**2022**	**2021**
Net Income	$ 846.3	$ 785.1	$ 608.5	$ 565.0
Less: Income from discontinued operations	—	—	0.5	121.0
Less: Income tax benefit (provision) from discontinued operations	—	—	14.7	(79.4)
Income from Continuing Operations, Net of Tax	846.3	785.1	593.3	523.4
Plus:				
Interest expense	213.2	156.7	103.2	87.7
Provision (benefit) for income taxes	262.5	240.0	149.6	(21.8)
Depreciation expense	105.0	87.9	81.8	85.1
Amortization expense	373.0	367.5	347.6	332.9
Impairment of intangible assets	13.9	—		
Restructuring and related business transformation costs	32.3	22.9	32.3	18.8
Acquisition and other transaction related expenses and non-cash charges	59.8	63.9	40.7	65.2
Stock-based compensation	58.8	51.9	85.6	95.9
Foreign currency transaction losses (gains), net	3.2	5.1	(5.9)	(12.0)
Loss (income) on equity method investments	24.0	6.0	(0.7)	11.4
Loss on extinguishment of debt	3.0	13.5	1.1	9.0
Adjustments to LIFO inventories	6.7	12.0	36.1	33.2
Cybersecurity incident costs	0.5	2.3	—	—
Loss on asbestos sale	58.8	—	—	—
Gain on settlement of post-acquisition contingencies	—	—	(6.2)	(30.1)
Interest income on cash and cash equivalents	(43.3)	(28.8)	(8.0)	—
Other adjustments	0.4	0.8	(15.7)	(6.8)
Adjusted EBITDA	$2,018.1	$1,786.8	$1,434.8	$1,191.9
Minus:				
Interest expense	213.2	156.7	103.2	87.7
Income tax provision, as adjusted	385.2	345.2	267.3	120.7
Depreciation expense	105.0	87.9	81.8	85.1
Amortization of non-acquisition related intangible assets	8.7	10.0	18.8	17.0
Interest income on cash and cash equivalents	(43.3)	(28.8)	(8.0)	—
Adjusted Net Income	$1,349.3	$1,215.8	$ 971.7	$ 881.4
Free Cash Flow:				
Cash flows from operating activities from continuing operations	1,396.7	1,377.4	865.4	627.8
Minus:				
Capital expenditures	149.1	105.4	94.6	64.1
Free Cash Flow	$1,247.6	$1,272.0	$ 770.8	$ 563.7

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME ATTRIBUTABLE TO
INGERSOLL RAND INC. AND ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited; in millions, except per share amounts)

	FOR THE YEARS ENDED DECEMBER 31,	
	2024	2023
Net Income	$ 846.3	$ 785.1
Plus:		
Provision for income taxes	262.5	240.0
Amortization of acquisition related intangible assets	364.3	357.5
Impairment of intangible assets	13.9	—
Restructuring and related business transformation costs	32.3	22.9
Acquisition and other transaction related expenses and non-cash charges	59.8	63.9
Stock-based compensation	58.8	51.9
Foreign currency transaction losses (gains), net	3.2	5.1
Loss on equity method investments	24.0	6.0
Loss on extinguishment of debt	3.0	13.5
Adjustments to LIFO inventories	6.7	12.0
Cybersecurity incident costs	0.5	2.3
Loss on asbestos sale	58.8	—
Other adjustments	0.4	0.8
Minus:		
Income tax provision, as adjusted	385.2	345.2
Adjusted Net Income	1,349.3	1,215.8
Less: Net income attributable to noncontrolling interest	7.7	6.4
Adjusted Net Income Attributable to Ingersoll Rand Inc.	$1,341.6	$1,209.4
Adjusted Basic Earnings Per Share[1]	$ 3.33	$ 2.99
Adjusted Diluted Earnings Per Share[2]	$ 3.29	$ 2.96
Average shares outstanding:		
Basic, as reported	403.4	404.8
Diluted, as reported	407.2	409.0
Adjusted diluted[2]	407.2	409.0

1   Basic and diluted earnings per share (as reported) are calculated by dividing net income attributable to Ingersoll Rand Inc. by the basic and diluted average shares outstanding for the respective periods.

2   Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF DILUTED NET INCOME PER SHARE TO
ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited; in millions, except per share amounts)

	FOR THE YEARS ENDED DECEMBER 31,			
	2024	**2023**	**2022**	**2021**
Diluted Net Income Per Share (As Reported)[1]	$ 2.06	$ 1.90	$ 1.47	$ 1.34
Less: Diluted Net Income Per Share from Discontinued Operations (As Reported)[1]	—	—	0.04	0.10
Diluted Net Income Per Share from Continuing Operations (As Reported)[1]	2.06	1.90	1.44	1.24
Plus:				
Provision (benefit) for income taxes	0.64	0.59	0.36	(0.05)
Amortization of acquisition related intangible assets	0.90	0.87	0.80	0.75
Restructuring and related business transformation costs	0.08	0.06	0.08	0.05
Acquisition related expenses and non-cash charges	0.15	0.16	0.10	0.15
Stock-based compensation	0.14	0.13	0.21	0.23
Foreign currency transaction gains, net	0.01	0.01	(0.01)	(0.03)
Loss on equity method investments	0.06	0.01	—	0.03
Loss on extinguishment of debt	0.01	0.03	—	0.02
Adjustments to LIFO inventories	0.02	0.03	0.09	0.08
Cybersecurity incident costs	—	0.01	—	—
Loss on asbestos sale	0.14	—	—	—
Gain on settlement of post-acquisition contingencies	—	—	(0.02)	(0.07)
Other adjustments	—	—	(0.04)	(0.02)
Minus:				
Income tax provision, as adjusted	0.95	0.84	0.65	0.29
Adjusted Diluted Earnings Per Share[2]	$ 3.29	$ 2.96	$ 2.36	$ 2.09
Average shares outstanding:				
Basic, as reported	403.4	404.8	405.3	414.8
Diluted, as reported	407.2	409.0	410.2	421.2
Adjusted diluted[2]	407.2	409.0	410.2	421.2

1 Basic and diluted earnings per share (as reported) are calculated by dividing net income attributable to Ingersoll Rand Inc. by the basic and diluted average shares outstanding for the respective periods.

2 Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

INGERSOLL RAND INC. AND SUBSIDIARIES
REVENUE GROWTH
(Unaudited)

	FOR THE YEARS ENDED DECEMBER 31,			
	2024	**2023**	**2022**	**2021[2]**
Organic growth (decline)	(1.3%)	10.3%	16.1%	12.3%
Impact of foreign currency	(0.4%)	(0.4%)	(5.7%)	2.6%
Impact of acquisitions	6.9%	6.3%	4.4%	3.7%
Total revenue growth	5.2%	16.2%	14.8%	18.6%

(1)   Organic growth/(decline), impact of foreign currency, and impact of acquisitions are non-GAAP adjustments. References to "impact of acquisitions" refer to GAAP sales from acquired businesses recorded prior to the first anniversary of the acquisition. The portion of GAAP revenue attributable to currency translation is calculated as the difference between (a) the period-to-period change in revenue (excluding acquisition sales) and (b) the period-to-period change in revenue (excluding acquisition sales) after applying prior year foreign exchange rates to the current year period.

(2)   Represents unaudited supplemental adjusted combined revenue growth/(decline) and its components (including the non-GAAP adjustments of organic revenue growth/(decline), impact of foreign currency, and impact of acquisitions) on a basis that reflects the Merger happening on January 1, 2019.

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION BY SEGMENT
(Unaudited; in millions, except per share amounts)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Ingersoll Rand	
Supplemental Adjusted Revenue (non-GAAP)	$4,344.4
Supplemental Adjusted EBITDA (non-GAAP)	$ 933.9
Supplemental Adjusted EBITDA Margin (non-GAAP)	21.5%
Supplemental Adjusted Diluted EPS (non-GAAP)	$ 1.28

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
RECONCILIATION OF GAAP REVENUE TO SUPPLEMENTAL ADJUSTED REVENUE BY SEGMENT
AND FOR THE COMPANY
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020		
	GAAP REVENUE	ADJUSTMENTS[1]	SUPPLEMENTAL ADJUSTED REVENUE
Segment			
Industrial Technologies & Services	$3,248.2	$291.8	$3,540.0
Precision & Science Technologies	725.0	79.4	804.4
Total Company	$3,973.2	$371.2	$4,344.4

	ADJUSTED EBITDA	ADJUSTMENTS[1]	SUPPLEMENTAL ADJUSTED EBITDA
Segment			
Industrial Technologies & Services	$759.8	$40.3	$ 800.1
Precision & Science Technologies	220.2	20.4	240.6
Total Segments	$980.0	$60.7	$1,040.7

(1) For the year ended December 31, 2020, the "Adjustments" column represents the impact of two months (January and February of 2020) of standalone legacy Ingersoll Rand Industrial Segment activity. As it relates to adjustments to Segment Adjusted EBITDA, these amounts are impacted by the merged Company's corporate costs, a portion of which is allocated to the business segments.

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
AND SUPPLEMENTAL ADJUSTED EBITDA
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Net Income (Loss) (GAAP)	$ (32.4)
Less: Income from discontinued operations	26.0
Less: Income tax provision from discontinued operations	(1.6)
Income (loss) from continuing operations, net of tax	(56.8)
Plus[1]:	
Interest expense	111.1
Provision for income taxes	11.4
Depreciation expense	75.3
Amortization expense	335.1
Impairment of intangible assets	19.9
Restructuring and related business transformation costs	88.0
Acquisition related expenses and non-cash charges	181.5
Stock-based compensation	47.0
Foreign currency transaction losses, net	18.6
Loss on extinguishment of debt	2.0
Shareholder litigation settlement recoveries	—
Adjustments to LIFO inventories	39.8
Other adjustments	5.2
Adjusted EBITDA[1]	878.1
Additional Segment Adjusted EBITDA Adjustments[2]:	
Industrial Technologies & Services	$ 40.3
Precision & Science Technologies	20.4
Incremental corporate expenses not allocated to segments	(4.9)
Supplemental Adjusted EBITDA	933.9

(1)   These amounts are reported in accordance with US GAAP and have not been adjusted to reflect the pro forma impact of a full quarter of the combined Ingersoll Rand.

(2)   These "Additional Segment Adjusted EBITDA Adjustments" represent the impact of two months (January and February of 2020) of standalone legacy Ingersoll Rand Industrial Segment activity in the twelve month period ended December 31, 2020. The incremental corporate expenses not allocated to segments represent additional corporate expenses incurred by the Company to operate the combined Ingersoll Rand.

INGERSOLL RAND INC. AND SUBSIDIARIES
UNAUDITED SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
RECONCILIATION OF GAAP DILUTED EARNINGS PER SHARE TO
SUPPLEMENTAL ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited; in millions, except per share amounts)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Diluted Loss Per Share (GAAP)	$ (0.09)
Diluted Earnings Per Share from Discontinued Operations (GAAP)	0.06
Diluted Loss Per Share from Continuing Operations (GAAP)	(0.15)
Plus:	
Effect of transaction[1]	0.01
Legacy Ingersoll Rand Industrial Segment's earnings[2]	0.13
Interest expense	0.26
Provision for income taxes	0.03
Depreciation expense	0.18
Amortization expense	0.79
Impairment of intangible assets	0.05
Restructuring and related business transformation costs	0.21
Acquisition related expenses and non-cash charges	0.43
Stock-based compensation	0.11
Foreign currency transaction losses, net	0.04
Shareholder litigation settlement recoveries	0.09
Other adjustments	0.03
Minus:	
Adjusted interest expense	0.28
Adjusted income tax provision, as adjusted	0.42
Adjusted depreciation expense	0.20
Adjusted amortization of non-acquisition related intangible assets	0.03
Supplemental Adjusted Diluted Earnings Per Share	$ 1.28
Supplemental Adjusted Diluted Shares Outstanding	422.5

(1) This amount represents the impact of adjusting the GAAP weighted average shares outstanding for the period by the additional shares outstanding as if the acquisition of the Ingersoll Rand Industrial Segment was in effect for the entirety of the twelve month periods ended December 31, 2020.

(2) The "Legacy Ingersoll Rand Industrial Segment's earnings" represent the impact of two months (January and February of 2020) of standalone legacy Ingersoll Rand Industrial Segment activity in the twelve month period ended December 31, 2020. This line is inclusive of incremental corporate expenses not allocated to segments which represent additional corporate expenses incurred by the Company to operate the combined Ingersoll Rand.



VALUES

We foster inspired teams

Deploy Talent

Accelerate Growth

We are bold in our aspirations while
moving forward with humility and integrity

STRATEGIC IMPERATIVES

Lead Sustainably

We think and act like owners

Expand Margins

Allocate Capital Effectively

We are committed to making
our customers successful

EXECUTION

INGERSOLL RAND
IRX™
EXECUTION EXCELLENCE

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